UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 0-28554

P.T. PASIFIK SATELIT NUSANTARA

(Translation of registrant’s name into English)

Kawasan Karyadeka Pancamurni

Blok A Kav. 3, Lemahabang

Bekasi 17550, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

Audited Financial Statements

On November 5, 2004, at a duly convened and constituted shareholders’ meeting of P.T. Pasifik Satelit Nusantara (the “Company”), the shareholders of the Company approved and adopted the audited financial statements for the fiscal years ending December 31, 1998, 1999, 2000 and 2001 (the “Financial Statements”). The Financial Statements are attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.T. PASIFIK SATELIT NUSANTARA.
(Registrant)

Date: December 8, 2004	By:	/s/ ADRIAN E. SJAMSUL
Adrian E. Sjamsul
Vice President of Finance

Exhibit 99 Financial Statements

Consolidated Financial Statements

With Report of Independent Registered

Public Accounting Firm

December 31, 1998, 1999, 2000 and 2001

PT PASIFIK SATELIT NUSANTARA AND

ITS SUBSIDIARIES

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 1998, 1999, 2000 and 2001

***************************

Report of Independent Registered Public Accounting Firm

No. RPC-00657/01

The Shareholders, Boards of Commissioners and Directors

PT Pasifik Satelit Nusantara and its subsidiaries

We have audited the accompanying consolidated balance sheets of PT Pasifik Satelit Nusantara and its subsidiaries (“the Company”) as of December 31, 1999, 2000 and 2001, and the related consolidated statements of profit and loss, changes in shareholders’ equity (capital deficiency), and cash flows for each of the four years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Pasifik Satelit Nusantara and its subsidiaries at December 31, 1999, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the four years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from accounting principles generally accepted in the United States (see Notes 34 and 35 to the consolidated financial statements).

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses, has a working capital deficiency and a shareholders’ capital deficiency. The Company also breached certain loan covenants, including defaults on interest and principal payments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The accompanying consolidated financial statements for the years ended December 31, 1998 and 1999 have been restated, as discussed in Note 1(c).

Prasetio, Sarwoko & Sandjaja

Drs. Alwi Syahri

Public Accountant License No. 98.1.0142

May 23, 2003

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1999 As Restated (Note 38)	2000	2001
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	21,680,148	9,532,861	2,341,060
Short-term investments	5	311,430	253,903	234,699
Accounts receivable - net	6
Third parties		786,335	1,297,967	3,399,136
Inventories	7	—	647,845	405,362
Due from related parties	8a	42,656	14,601	588,061
Prepaid taxes	13a	333,948	395,739	194,447
Other current assets	9	3,960,403	557,806	6,663,716

TOTAL CURRENT ASSETS		27,114,920	12,700,722	13,826,481

NON-CURRENT ASSETS
Investments in associates	10	117,516,805	89,957,958	—
Property, plant and equipment - net	11	158,299,823	153,432,635	59,956,852
Other non-current assets	12	14,441,239	10,288,994	6,872,973

TOTAL NON-CURRENT ASSETS		290,257,867	253,679,587	66,829,825

TOTAL ASSETS		317,372,787	266,380,309	80,656,306

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1999 As Restated (Note 38)	2000	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY/(CAPITAL DEFICIENCY)

LIABILITIES

CURRENT LIABILITIES
Trade payables		693,685	1,090,421	1,608,063
Accruals	14	57,957,028	79,572,925	58,043,759
Due to related parties	8b	—	—	820,023
Taxes payable	13b	2,573,184	2,689,864	3,866,740
Amounts due to satellite contractors	15	19,891,140	17,279,596	17,279,596
Deferred revenues	16	43,787	553,483	757,056
Other payables	17	608,963	1,299,231	831,808
Subscriptions payable	10	500,000	500,000	500,000
Customers’ deposits	20	51,633	191,799	345,149
Current portion of long-term loans	19	194,547,655	194,547,655	92,853,579

TOTAL CURRENT LIABILITIES		276,867,075	297,724,974	176,905,773

NON-CURRENT LIABILITIES
Long-term loans - net of current portion	19	—	—	150,146,421
Provisions	18		39,202	39,202

TOTAL NON-CURRENT LIABILITIES			39,202	150,185,623

TOTAL LIABILITIES		276,867,075	297,764,176	327,091,396

MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	26	19,373,281	19,356,461	—

SHAREHOLDERS’ EQUITY/ (CAPITAL DEFICIENCY)

Share capital
Authorized - 125,000,000 shares in 1999; 150,000,000 shares in 2000 and 2001 of par value of Rp250 each; issued and fully paid - 78,785,732 shares	21	8,938,952	8,938,952	8,938,952
Paid-in capital in excess of par value	22	98,607,964	99,941,539	99,941,539
Differences in the value of restructuring transactions between entities under common control	23	3,018,885	3,018,885	3,018,885
Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies	24	14,324,344	14,324,344	14,324,344
Paid-in capital - stock option plan	25	2,732,850	2,482,224	2,548,563
Accumulated losses		(106,490,564)	(179,446,272)	(375,207,373)

TOTAL SHAREHOLDERS’ EQUITY/ (CAPITAL DEFICIENCY)		21,132,431	(50,740,328)	(246,435,090)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/ (CAPITAL DEFICIENCY)		317,372,787	266,380,309	80,656,306

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Revenues	27	9,664,166	8,412,797	9,905,743	17,976,533
Cost of revenues	28	(12,159,105)	(21,062,375)	(10,657,601)	(18,617,275)

Gross loss		(2,494,939)	(12,649,578)	(751,858)	(640,742)

Operating expenses:	29
Sales and marketing		—	—	(784,217)	(675,972)
General and administrative		(8,164,757)	(10,723,971)	(17,091,405)	(94,824,659)

Total operating expenses		(8,164,757)	(10,723,971)	(17,875,622)	(95,500,631)

Operating loss		(10,659,696)	(23,373,549)	(18,627,480)	(96,141,373)

Other income/(expenses):
Interest income		1,204,676	1,641,384	1,606,110	508,250
Interest expenses and other financing charges		(23,732,082)	(30,698,195)	(28,285,842)	(30,119,149)
Equity in net losses of associated companies	10	(1,631,630)	(1,566,045)	(28,658,847)	(89,957,958)
Foreign exchange gains/(losses) - net		(20,154,160)	(10,825,088)	484,221	130,593
Gain from early termination of contracts		16,508,900	—	—	—
Gain from insurance and warranty claims		—	13,022,136	—	—
Others - net		177,280	185,477	509,310	462,075

Other income/(expenses) - net		(27,627,016)	(28,240,331)	(54,345,048)	(118,976,189)

NET LOSS BEFORE CORPORATE INCOME TAX		(38,286,712)	(51,613,880)	(72,972,528)	(215,117,562)

Corporate income tax (expense)/benefit	13c
Current		—	—	—	—
Deferred		—	—	—	—

NET LOSS BEFORE MINORITY INTEREST IN NET (PROFIT)/LOSS OF CONSOLIDATED SUBSIDIARIES		(38,286,712)	(51,613,880)	(72,972,528)	(215,117,562)

Minority interest in net (profit)/loss of consolidated subsidiaries		(75,559)	(15,568)	16,820	19,356,461

NET LOSS		(38,362,271)	(51,629,448)	(72,955,708)	(195,761,101)

NET LOSS PER SHARE:	30
- Basic		(0.49)	(0.66)	(0.93)	(2.48)
- Diluted		(0.49)	(0.66)	(0.93)	(2.48)

NET LOSS PER ADS:	30
- Basic		(1.47)	(1.98)	(2.79)	(7.44)
- Diluted		(1.47)	(1.98)	(2.79)	(7.44)

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	Issued and paid- up capital	Paid-in capital in excess of par value	Differences in the value of restructuring transactions between entities under common control	Differences arising from transactions resulting in changes in the equity of subsidiary/ associated companies	Paid-in capital - stock option plan	Accumulated losses	Total shareholders’ equity/ (capital deficiency)
Balance as of January 1, 1998			95,949,629	—	—	4,605,209	(5,509,066)	103,984,724
Restated accumulated losses beginning	1c	—	—	—	—	—	(10,989,779)	(10,989,779)
Stock options forfeited		—	—	—	—	(56,640)	—	(56,640)
Exercise of stock options		—	1,637,812	—	—	(1,334,307)	—	303,505
Differences in the value of restructuring transactions between entities under common control		—	—	3,018,885	—	—	—	3,018,885
Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies		—	—	—	14,324,344	—	—	14,324,344
Net loss for 1998		—	—	—	—	—	(38,362,271)	(38,362,271)

Balance as of December 31, 1998			97,587,441	3,018,885	14,324,344	3,214,262	(54,861,116)	72,222,768

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued)

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	Issued and paid- up capital	Paid-in capital in excess of par value	Differences in the value of restructuring transactions between entities under common control	Differences arising from transactions resulting in changes in the equity of subsidiary/ associated companies	Paid-in capital - stock option plan	Accumulated losses	Total shareholders’ equity/ (capital deficiency)
Balance as of December 31, 1998			97,587,441	3,018,885	14,324,344	3,214,262	(54,861,116)	72,222,768
Exercise of stock options		—	1,020,523	—	—	(487,776)	—	532,747
Vesting of stock options		—	—	—	—	6,364	—	6,364
Net loss for 1999		—	—	—	—	—	(51,629,448)	(51,629,448)

Balance as of December 31, 1999			98,607,964	3,018,885	14,324,344	2,732,850	(106,490,564)	21,132,431
Exercise of stock options		—	1,333,575	—	—	(322,494)	—	1,011,081
Vesting of stock options		—	—	—	—	71,868	—	71,868
Net loss for 2000		—	—	—	—	—	(72,955,708)	(72,955,708)

Balance as of December 31, 2000		8,938,952	99,941,539	3,018,885	14,324,344	2,482,224	(179,446,272)	(50,740,328)
Vesting of stock options		—	—	—	—	66,339	—	66,339
Net loss for 2001		—	—	—	—	—	(195,761,101)	(195,761,101)

Balance as of December 31, 2001		8,938,952	99,941,539	3,018,885	14,324,344	2,548,563	(375,207,373)	(246,435,090)

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss before corporate income tax		(38,286,712)	(51,613,880)	(72,972,528)	(215,117,562)
Adjustments to reconcile loss before income tax expense to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment		9,045,442	7,667,724	7,825,010	10,697,178
Amortization of stock issuance cost		1,416,266	1,451,185	1,433,726	716,862
Amortization of other deferred charges		728,455	—	—	—
Equity in net losses of associated companies		1,631,630	1,566,045	28,658,847	89,957,958
Provision for doubtful accounts		307,759	574,369	130,242	161,360
Provision for unrecoverable assets		—	—	400,000	—
Provision for decline in value of inventories		—	—	—	54,180
Write off of advance to supplier		—	10,444,443	—	—
Losses from asset impairment		—	—	—	84,500,003
Loss/(gain) on disposal of property, plant and equipment		22,546	11,294	(47,637)	—
Gain from insurance and warranty claims		—	(13,022,136)	—	—
Provisions		—	—	39,202	—
Non-cash compensation expenses		48,391	10,616	906,204	66,339
Unrealized foreign exchange loss		17,436,630	7,449,236	—	—

		(7,649,593)	(35,461,104)	(33,626,934)	(28,963,682)
Changes in assets and liabilities:
Accounts receivable		(1,274,831)	158,004	(641,874)	(2,262,529)
Inventories		—	—	(647,845)	188,303
Due from related parties		(102,539)	59,883	28,055	(573,460)
Prepaid taxes		271,339	(333,948)	(61,791)	201,292
Other current assets		(274,064)	(3,390,676)	3,402,597	15,233
Trade payables		1,413,903	(1,057,437)	906,621	517,642
Accruals		2,703,030	3,798,703	1,622,491	1,386,530
Taxes payable		575,416	1,697,906	116,680	1,176,876
Due to related parties		—	—	—	820,023
Deferred revenues		66,750	(22,963)	509,696	203,573
Other payables		(791,611)	493,679	690,268	(467,423)
Customers’ deposits		(1,442,110)	28,944	140,166	153,350

Cash used in operations		(6,504,310)	(34,029,009)	(27,561,870)	(27,604,272)
Interest income		(1,204,676)	(1,641,384)	(1,606,110)	(508,250)
Interest expenses		23,732,082	30,698,195	28,285,842	30,119,149

Net cash provided by (used in) operating activities		16,023,096	(4,972,198)	(882,138)	2,006,627

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(6,399,038)	(1,859,744)	(3,433,428)	(1,823,686)
(Provision)/utilization of restricted cash and cash equivalents		—	(8,405,345)	3,164,761	2,833,484
Proceeds from sale of property, plant and equipment		32,252	32,479	13,358	102,288
Proceeds from insurance and warranty claims		—	37,133,760	—	—
Placement of investment with fund manager		—	—	—	(6,121,143)
Investments in stock of associates		—	(12,000,000)	(1,100,000)	—
(Placement in)/withdrawal of short term investments		(1,205,718)	894,288	57,527	19,204
Utilization/(payments) of other assets		(739,084)	(715,704)	(846,242)	(134,325)
Interest received		1,204,676	1,641,384	1,606,110	508,250

Net cash (used in) provided by investing activities		(7,106,912)	16,721,118	(537,914)	(4,615,928)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of amounts due to satellite contractors		(3,279,888)	(3,907,433)	(2,611,544)	—
Repayment of bank loans		(1,000,000)	—	—	—
Proceeds from Long term debt – Senior Notes		—	7,800,000	—	—
Payment of dividend by subsidiary to minority shareholders		—	(686,920)	—	—
Interest paid		(2,247,594)	(1,819,255)	(8,115,691)	(4,582,500)

Net cash (used in) provided by financing activities		(6,527,482)	1,386,392	(10,727,235)	(4,582,500)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,388,702	13,135,312	(12,147,287)	(7,191,801)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR		6,156,134	8,544,836	21,680,148	9,532,861

CASH AND CASH EQUIVALENTS, AT END OF YEAR		8,544,836	21,680,148	9,532,861	2,341,060

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years ended December 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

	Notes	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Supplemental disclosures of non-cash transactions:
Investment in stock through incurrence of long-term debt		—	22,200,000	—	—
Investment in stock through incurrence of subscription payable	10	10,500,000	—	—	—
Payment of subscription payable through reduction of investment in PT ACeS		—	10,000,000	—	—
Interest capitalized to principal		7,168,767	—	—	—
Difference arising from the changes of equity transactions of subsidiaries		14,324,344	—	—	—
Restructuring transactions between entities under common control		3,018,885	—	—	—
Acquisition of property, plant and equipment through incurrence of amounts due to satellite contractors		12,593,400	4,385,973	—	—
Capitalization of interest expense to property, plant and equipment		4,240,280	4,443,005	—	—
Off-setting launch insurance coverage with ownership in AIL		—	591,250	—	—
Disposal of property, plant and equipment for the extinguishment of the Company’s debt		—	—	509,885	—
Loans converted to bonds		—	—	—	164,547,655
Accrued interest converted to bonds		—	—	—	48,452,345
Exercise of stock options		1,334,307	481,412	250,626	—

The accompanying notes form an integral part of these consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

1.	GENERAL

a)	PT Pasifik Satelit Nusantara (the “Company”) - the parent company

PT Pasifik Satelit Nusantara was established in Indonesia by deed of Ms. B.R.Ay. Mahyastoeti Notonagoro SH, acting notary public in Jakarta, dated July 2, 1991 No. 25. This deed was approved by the Minister of Justice through the letter No. C2-5315 HT.01.01.Th 91 on October 1, 1991, and registered in the District Court South Jakarta under registration number 986/A.PT./HKM/1992/PN.JAK.SEL and published in Supplement No. 66 to State Gazette No. 1 dated January 2, 1993. Several amendments have been made to the Company’s Articles of Association, with the latest amendment made in relation to the change of legal domicile from Jakarta to Bekasi, West Java and the increase in authorized capital from Rp31.25 billion to Rp37.50 billion. The change of legal domicile has been notarized through deed of Haji Parlindungan L. Tobing SH, notary public in Jakarta, dated November 20, 1998 No. 12, and was received and registered in the Ministry of Justice through the letter No. C-13582 HT.01.04 TH.99 of Minister of Justice dated July 27, 1999 and registered in the Companies Registrar Office of Kabupaten Bekasi under registration number 53/BH.10.07/X/99 on November 4, 1999 and published in Supplement No. 328 to State Gazette No. 6 dated January 21, 2000. The increase in authorized capital has been notarized through deed of Haji Parlindungan L. Tobing SH, notary public in Jakarta, dated October 5, 2000 No.1, and it has subsequently been approved by the Minister of Justice and Human Rights through the letter No. C-12511 HT.01.04.TH.2002 dated July 9, 2002.

In connection with the issuance of new shares to Hughes Telecommunications & Space Co. (“Hughes”) and Telesat Canada (“Telesat”) in 1993, the Company changed its status from a domestic investment company to a foreign investment company under the framework of the Foreign Capital Investment Law No. 1 year 1967. The change in the Company’s status was approved by the Investment Coordinating Board (“BKPM”) through the letter No. 25/V/PMA/1993 dated September 3, 1993.

Following the Company’s initial public offering in the United States in June 1996, the Company’s shares were traded on the Nasdaq National Market, the United States of America, in the form of American Depository Shares (“ADSs”), each representing three shares of common stock. On November 7, 2001, the Company’s ADSs were delisted by virtue of an announcement letter of The Nasdaq Stock Market, Inc., dated November 6, 2001. Currently, the Company’s shares are traded through “pink sheet” inter-dealer quotations under the trading symbol “PSNRY”.

The Company and its subsidiaries (‘the Group”) are primarily engaged in telecommunications and related activities.

The Company provides telecommunications and related services through the following:

(i).	Lease of the transponders on Aguila II and Palapa C1 satellites;

(ii).	Fixed (“PASTI”) and mobile (“BYRU”) satellite-based telecommunications;

(iii).	Data communication network, leased line, virtual private network, internet service provider;

(iv).	Xpress Connection TM and Private Line; and

(v).	Hardware sales.

The main subscribers for the Company’s fixed and mobile satellite-based telecommunications are rural communities and small and mid-sized businesses not presently connected to the Indonesian public switched telephone network.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

1.	GENERAL (continued)

a)	PT Pasifik Satelit Nusantara (the “Company”) - the parent company (continued)

The Company’s head office is located at Kawasan Karyadeka Pancamurni Blok A Kav. 3, Lemahabang, Bekasi, West Java, Indonesia. The Company employed 138, 295 and 369 people as of December 31, 1999, 2000 and 2001, respectively.

The composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2001 was as follows:

Board of Commissioners

Mr. Mohamad Samadikun Hardjodarsono - President Commissioner

Mr. Iskandar Alisjahbana

Mr. Aziz Mochdar

Mr. Sukarno Abdulrachman

Mr. Asep Haryanto

Mr. Laurier Joseph Boisvert

Mr. Donald Angelo Gonzales

Board of Directors

Mr. Adi Rahman Adiwoso - President Director

Mr. Rian Alisjahbana

Mr. Achadiat Djajawinata

Ms. Liontien Woerfiendarti

Ms. Anggarini Surjaatmadja

b)	Subsidiary and associated companies

The Company’s investments in subsidiaries as of December 31, 1999, 2000 and 2001 consisted of the following:

		Percentage of ownership
	Type of industry	1999	2000	2001
Subsidiary companies:
PT Multi Media Asia Indonesia	Telecommunications and related activities	73.33%	73.33%	73.33%
PSN Labuan Limited	Investment company	100.00%	100.00%	100.00%
Asia GeoSat Labuan Limited (“AGEL”)	Investment company	100.00%	100.00%	100.00%
PSN Finance B.V.	Financing	100.00%	100.00%	100.00%
PT ACeS NSP Indonesia	Dormant	99.98%	99.98%	99.98%
PT Multi Media Asia NSP Indonesia	Dormant	99.98%	99.98%	99.98%
PT ACeS Dana Indonesia	Dormant	99.98%	99.98%	99.98%

Subsidiary companies of AGEL:
GeoSat One Holdings Limited	Telecommunications and related activities	100.00%	100.00%	100.00%
GeoSat Two Holdings Limited	Investment company	100.00%	100.00%	100.00%

Associated companies:
ACeS International Limited	Telecommunications and related activities	34.93%	34.66%	34.66%
PT Asia Cellular Satellite (Direct and indirect ownership)	Telecommunications and related activities	38.18%	37.93%	37.93%

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

1.	GENERAL (continued)

b)	Subsidiary and associated companies (continued)

PT Multi Media Asia Indonesia (“MMAI”)

MMAI was established on January 21, 1997 as a domestic investment company by virtue of deed of H. Parlindungan L. Tobing SH, dated January 21, 1997 No. 22. The deed has been amended several times through the deeds of H. Parlindungan Lumban Tobing SH, dated March 21, 1997 No. 32 and June 25, 1997 No. 78, respectively. These deeds were approved by the Minister of Justice through the letter No. C2-11.632.HT.01.01.Th.98 dated August 20, 1998 and published in Supplement No. 6555 to State Gazette No. 81 dated October 8, 1999, registered in the South Jakarta Company Registration Office under No. TDP 09031728214, registration No.4829/BH.09.03/VII/1999 dated July 8, 1999.

MMAI was formed to develop an innovative satellite-based, multi-media digital telecommunications system called Multi-Media Asia System (“ m²@ System”) which is intended to provide users with telephone, fax, high speed data reception, internet access and direct-to-home television services directly to subscribers’ homes or businesses via satellite.

The development of the m²@ System was temporarily suspended in early 1998 as a result of the Indonesian financial crisis.

Prior to suspension, MMAI’s operations centered around activities such as financial planning, raising funds, research and development, establishing sources of supply, acquiring property and equipment or other operating assets, recruiting and training personnel, developing markets and starting up operations. The success of MMAI’s future operations cannot be determined at this time. Additional expenditures will be necessary before commercial operations are commenced. As of December 31, 2001, MMAI has not yet obtained any commitments to finance the expenditures for completion of the m²@ System and the development of m²@ System is not expected to be resumed (Note 32a).

PT ACeS NSP Indonesia (“ACeS NSP”), PT Multi Media Asia NSP Indonesia (“MMA NSP”), and PT ACeS Dana Indonesia (“ACeS Dana”)

ACeS NSP, MMA NSP and ACeS Dana were established on January 21, 1997 and have had no commercial activity since the date of the establishment. Each of these companies has authorized capital stock of 10 million shares at Rp100 par value per share, of which 4,999,000 shares of each company were subscribed by the Company. As of December 31, 2001, the approval of the Minister of Justice to the deeds of establishment of the aforementioned companies have not been received.

As of December 31, 2001, the Company had not paid for shares in ACeS NSP, MMA NSP and ACeS Dana. Accordingly, their accounts were not included in the consolidated financial statements.

PSN Finance B.V. (“PSNFBV”)

PSNFBV was established on February 11, 1997 in the Netherlands. PSNFBV is a wholly-owned subsidiary of the Company whose main purpose is to issue notes and other obligations to finance the operations of the Company. PSNFBV authorized capital is NLG200,000 divided into 2,000 shares at par value of NLG100 per share with total issued and paid up capital of NLG40,000. Since its incorporation, PSNFBV has not pursued any of these activities.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

1.	GENERAL (continued)

b)	Subsidiary and associated companies (continued)

PSN Labuan Limited (“PSN Labuan”)

PSN Labuan is a tax-exempted holding company incorporated on November 16, 1998 under the Offshore Companies Act 1990 of the Federal Territory of Labuan, Malaysia. PSN Labuan’s authorized capital is US$70,000,000 divided into 70,000,000 shares with par value of US$1 per share. PSN Labuan was formed to hold the investment of the Company in ACeS International Limited, a company incorporated in Bermuda (Note 10).

Asia GeoSat Labuan Limited (“AGEL”)

AGEL, a wholly-owned Company which was incorporated under the Offshore Companies Act 1990 of the Federal Territory of Labuan, Malaysia, was incorporated on July 9, 1999. AGEL has an authorized capital of US$1,000 divided into 1,000 shares at a par value of US$1 per share. It was organized primarily for the purpose of being a holding company of GeoSat One Holdings Limited (“GeoSat I”) and GeoSat Two Holdings Limited (“GeoSat II”), companies originally incorporated through PSN Labuan Limited under the laws of the Cayman Islands on May 27,1999 and May 28, 1999, respectively. The authorized capital of Geosat I and Geosat II are 50,000 shares each at US$1 par value per share. These wholly-owned offshore companies were formed primarily to facilitate and hold investments in ACeS International Limited, a company incorporated in Bermuda (Note 10). AGEL also carries on certain offshore contracting and procurement activities through GeoSat I.

ACeS International Limited (“AIL”)

AIL was incorporated on November 6, 1998 as an exempted company under the Companies Act 1981 of Bermuda. AIL was established to develop and implement a satellite-based telecommunications system (the “ACeS System”) providing services to users in the Asia Pacific region via the Garuda-1 satellite. The Garuda-1 satellite was successfully launched on February 12, 2000 and the ACeS System was placed into service on October 1, 2000.

PT Asia Cellular Satellite (“PT ACeS”)

PT ACeS was incorporated on June 1, 1995 as a foreign investment (PMA) company under Indonesian laws in 1995, which provides ground station operating services for the AIL’s Garuda-1 satellite. PT ACeS is a 95.00% owned subsidiary of AIL while the remaining 5.00% of shares are owned by the Company.

c)	Restatement of prior year financial statements

Because of material errors in the previously audited financial statements of the Group as of and for the years ended December 31, 1998 and 1999, the consolidated financial statements of the Group have been re-audited. Note 38 presents (a) the reasons for restatements, (b) the impact of restatement adjustments and reclassifications on consolidated net loss, amount per share and shareholders’ equity, (c) the comparative consolidated balance sheets as of December 31, 1999, and (d) the comparative statements of profit and loss for the years ended December 31, 1998 and 1999 before and after restatements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

2.	CURRENT ECONOMIC CONDITIONS AND GOING CONCERN

Many Asia Pacific countries, including Indonesia, have experienced several years of severe economic difficulties related to significant volatility in currency values, declining stock markets and stagnant growth, or even negative economic growth.

Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary action being undertaken by the Government and others; actions that are beyond the control of the Group. The Group’s future operations may continue to be significantly affected by the continuation of these economic conditions.

Volatility in exchange and interest rates has adversely affected the Group’s cost of funds, as well as its capacity to service its debts, since the Group’s borrowings are principally denominated in US dollars whereas a certain portion of the Group’s revenue are denominated in Rupiah. During 2000 and 2001, some economic improvements or indications of recovery began to appear but continuation of the economic improvements and recovery are dependent on several factors such as the fiscal and monetary measures that are being taken by the Indonesian government and others. Such actions are beyond the Group’s control.

Demand for the Group’s products, primarily satellite transponders capacity and mobile and fixed satellite-based telecommunications services has been significantly affected by the current economic conditions in Indonesia and the Asia Pacific region. These factors have created difficult operating conditions for the Group.

These difficult economic conditions contributed to the Group’s breach of certain loan covenants, including defaults on interest and principal payments that may result in banks calling the related loans. The Company has been successful in rescheduling its obligations (Notes 19e and 37d).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern. As of December 31, 2001, the Group has accumulated losses of US$375,207,373, a shareholders’ capital deficiency of US$246,435,090 and a working capital deficiency of US$163,079,292. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to these events, the Group has initiated various plans including the following:

•	Continuing implementation of the cost efficiency program in accordance with the Group’s policy;

•	Increasing market penetration through marketing campaign programs; and

•	Diversifying products to achieve optimum utilization of assets of the Group.

The accompanying consolidated financial statements reflect management’s assessment of the possible impact of these economic conditions on the financial position of the Group. Actual results could differ from management’s assessment and such differences could be material. It is not possible to determine the future effects the continuation of the adverse economic conditions may have on the Group’s liquidity and earnings, including the effects on the Group’s investors, customers and suppliers (see also discussion on significant risk factors and uncertainties in Note 33).

Following December 2001, the Company obtained the approval from its creditors for a further restructuring of its debts (Note 37d). Accordingly, management believes that the going concern basis of accounting is appropriate in relation to the Group’s consolidated financial statements as of December 31, 2001.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Group conform to generally accepted accounting principles in Indonesia (“Indonesian GAAP”) which differ in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A summary of these differences and their effects on net profit (loss) and shareholders’ equity (capital deficiency) are set forth in Notes 34 and 35, respectively.

The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 1998, 1999, 2000 and 2001 are as follows:

Basis of preparation of consolidated financial statements

The consolidated financial statements, presented in United States Dollars (“US$”), unless otherwise stated, have been prepared on the accrual basis using the historical costs.

The consolidated statements of cash flows have been prepared in accordance with accounting principles generally accepted in Indonesia and using the indirect method.

Principles of consolidation

The consolidated financial statements include the assets and liabilities of the Company and of the subsidiaries that it controlled at the end of the year, and the results of the Company and the subsidiaries that it controlled during the year after elimination of all significant intercompany balances and transactions. A subsidiary is an entity in which the Company has more than a 50.00% ownership interest and control. The results of subsidiaries’ operations are included from the date of commencement of control through the date that control ceases.

Minority interests in the shareholders’ equity and results of subsidiaries are shown as separate items in the consolidated financial statements.

The accounts of MMAI are maintained in Indonesian Rupiah (“Rp”) and were re-measured into US$, because the functional currency of MMAI is US$, on the following basis:

• Monetary assets and liabilities	-	Rate as of balance sheet date (Rp7,100 to US$1, Rp9,595 to US$1 and Rp10,400 to US$1 as of December 31, 1999, 2000 and 2001, respectively)

• Non-monetary assets and share capital	-	Historical rate

• Profit and loss accounts	-	Average rate during the year (Rp9,875 to US$1, Rp7,809 to US$1, Rp8,541 to US$1 and Rp10,266 to US$1 for the years ended December 31, 1998, 1999, 2000 and 2001, respectively) except for accounts related to non-monetary assets and liabilities, including cost of goods sold, depreciation and amortization, which were translated at the same historical rate as used for the related balance sheet accounts translation.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

The Group, except for MMAI, maintains its accounting records in US$. Transactions in currencies other than US$ are recorded at the prevailing rates of exchange in effect on the date of the transactions.

As of the balance sheet dates, all monetary assets and liabilities denominated in currencies other than US$ have been translated at the middle exchange rates quoted by Bank Indonesia (Indonesian Central Bank) on those dates. The net foreign exchange gains or losses arising from the translation are recognized in the current year’s consolidated statements of profit and loss.

Exchange rates used as of December 31, 1998, 1999, 2000 and 2001 were as follows:

	1998	1999	2000	2001
Rupiah/US Dollar 1.00	8,025	7,100	9,595	10,400

As of December 31, 2000, the Group has recognized the Rupiah exchange rate as the Bank Indonesia mid rate on December 29, 2000 as this was the date of the last transaction recognized by the Group for 2000.

Revenue and expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The Group’s revenue is derived from the fixed rental of satellite transponders, the providing of satellite-related communications services and the sales of telephone handsets and related equipment.

Revenues from rentals of satellite transponders are recognized based on the amounts noted in the lease contracts using the straight-line method over the term of the lease including those long-term contracts that have escalating payment amounts. The contract terms for leasing the transponders range from two years to the life of the satellite.

Revenues for the provision of satellite-based related services, including fixed satellite-based telecommunications (PASTI), mobile satellite-based telecommunications (BYRU), data communication network, the Xpress ConnectionTM and the Private Line are recognized when a call is placed or connection is provided at the actual charges made to customers.

Revenue from sales of telephone handsets and associated equipment are recognized when the risks of ownership are transferred.

Expenses are recognized when incurred (accrual basis).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand and at banks, and short-term deposits with maturities of less than three months.

Trade receivables

The Group provides allowance for doubtful accounts when collection of the full amount of accounts receivable is no longer probable. Bad debts are written off as incurred.

Inventories

Inventories, primarily consisting of handsets and SIM Cards for the ACeS System, are carried at the lower of cost and net realizable value.

Cost is based on the weighted average method and comprises all costs of purchase, and appropriate overheads incurred in bringing the inventory to its present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Investments in associates

Investments in associates over which the Company has significant influence (typically those that are 20.00% - 50.00% owned) are accounted for under the equity method of accounting and are carried in the consolidated balance sheet at the lower of the equity-accounted amount and their recoverable amount, and the Company’s pro-rata share of net profit (loss) of associates is included in income.

When there is a permanent decline in the value of an investment in an associate, the carrying amount is reduced to recognize the decline.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Property, plant and equipment obtained through non-monetary transactions were recorded at their fair value. Property, plant and equipment, except for land, are depreciated from the month such assets were intended to be placed into service, using the straight-line method based on the estimated useful lives of the assets as follows:

Years
• Land rights	30 years
• Buildings	20 years
• Palapa C1 and Aguila II satellites	12 years
• ACeS Gateway station and related equipment	15 years
• Telecommunications equipment	5 -12 years
• Office equipment, furniture and fixtures	5 years
• Transportation equipment	5 years
• Leasehold improvements	2 years

Land is presented at acquisition cost and not amortized.

The cost of repairs and maintenance is charged to income as incurred; significant renewals or betterment are capitalized. When assets are retired or otherwise disposed of, their carrying value and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Construction in progress represents the accumulated cost of materials and other costs, including interest on borrowings specifically related to financing the construction in progress up to the date when the asset is complete and ready for service. These costs are transferred to the relevant asset account when the asset is intended to be used.

Impairment of assets

Effective January 1, 2000, the Group adopted PSAK No. 48 “Impairment of Assets” on a prospective basis. This standard requires the Group to estimate the recoverable amount of an asset. If the estimated recoverable amount is less than an asset’s carrying value, PSAK No. 48 requires the Group to recognize an impairment loss.

The recoverable amount is determined as the greater of an asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows from using an asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss has been recognized.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalization of interest and other borrowing costs

Interest and other borrowing costs attributed to funds used to finance the development of the satellites and construction of major facilities are capitalized as additional costs of those assets. Capitalization of borrowing costs ceases when the construction is substantially complete and the related asset is ready for its intended use in the earning activities of the Group. The total carrying value after capitalization should not exceed the net recoverable amount of the asset. Interest and other borrowing costs from borrowing specifically for the purpose of obtaining a qualifying asset are capitalized to the specific qualifying assets. Interest and other borrowing costs from general borrowing and used for the purpose of obtaining a qualifying asset are capitalized to the qualifying assets based on weighted average method of the interest applicable to the borrowings.

When the development of the assets is suspended for an extended period, the capitalization of borrowing costs is suspended until the development of the assets is resumed.

Corporate income tax

The Company applies the liability method to determine its income tax expense. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the carry-forward of unused tax losses, to the extent that realization of such benefits is probable.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date.

Amendments to tax obligations are recorded when an assessment is received or, if appealed against by the Company, when the result of the appeal is determined.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Borrowing costs

Except for borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, borrowing costs are recognized as expenses in the period in which they are incurred.

Prepaid expenses

Prepaid expenses are amortized over the periods that benefits are received using the straight-line method.

Stock issuance costs

Expenses incurred in connection with the Company’s sale of its shares to the public were deferred and are amortized on the straight-line method over five years through 2001.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock based compensation

In 1998, the Company adopted the Indonesian Statement of Financial Accounting Standard (PSAK) No. 53 “Stock-based Compensation”. In accordance with PSAK 53, compensation costs should be accrued over the vesting period from the date that the compensation plan is defined (measurement date) and is based on amounts determined by the fair value of the shares to which the directors, officers or employees are entitled to receive, that are recorded as Paid-in Capital - Stock Option Plan or Deferred Compensation in the consolidated balance sheets.

The fair value of the shares is equal to the sum of the intrinsic value of the shares (market value minus exercise price), time value of money, and time value associated with the share’s volatility. The fair value is measured by using the Black-Scholes Model, as this is the universally recognized alternative options pricing model for measuring fair value of publicly traded entities

Earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the net profit or loss, after deducting preference dividends, if any, for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the net profit or loss attributable to ordinary shareholders and the weighted average number of shares outstanding are adjusted by the effects of all dilutive potential ordinary shares.

Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would increase earnings per share from continuing ordinary operations or decrease loss per share from continuing ordinary operations. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

Non-monetary transactions

Non-monetary transactions are in general based on the fair values of the assets (or services) involved unless those fair values are not determinable within reasonable limits. However, if the exchange is not essentially the culmination of an earning process, accounting for an exchange of a non-monetary asset between the Company and another entity would be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the non-monetary asset relinquished.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimations and assumptions that affect amounts reported therein. Due to inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS

	1999 As Restated (Note 38)	2000	2001
Cash on hand	24,415	18,374	26,777
Cash in banks:
US Dollars	17,220,893	1,697,302	584,279
Indonesian Rupiah	235,945	650,680	916,501

	17,456,838	2,347,982	1,500,780
Time deposits:
US Dollars	2,281,350	6,930,321	470,622
Indonesian Rupiah	1,917,545	236,184	342,881

	4,198,895	7,166,505	813,503

	21,680,148	9,532,861	2,341,060

Time deposits in US Dollars were deposited with Bank Indovest, Bank Tabungan Negara, Bank Permata (ex Bank Universal), Bank Mandiri, United Bank of Switzerland and Hongkong Shanghai Banking Corporation, and earned interest during 1998, 1999, 2000 and 2001 ranging from 6.00% to 11.00%, 4.10% to 7.00%, 5.12% to 6.22% and 2.87% to 5.50%, respectively.

Time deposits in Rupiah were deposited mainly at Bank Indovest, Bank Danamon (ex Bank Duta), Bank Rakyat Indonesia, Bank Permata (ex Bank Universal) and Bank Tabungan Negara, and earned interest during 1998, 1999, 2000 and 2001 ranging from 30.00% to 68.00%, 11.00% to 48.00%, 12.00% to 13.00% and 12.00% to 16.00%, respectively.

Cash in banks in US Dollars earned interest during 1998, 1999, 2000 and 2001 ranging from 2.50% to 3.00%, 2.75% to 3.00%, 2.75% and 1.90%, respectively, while cash in banks in Rupiah earned interest during 1998, 1999, 2000 and 2001 ranging from 3.00% to 5.50%, 2.00% to 5.00%, 3.00% to 5.00% and 3.00% to 5.00%, respectively.

5.	SHORT-TERM INVESTMENTS

	1999 As Restated (Note 38)	2000	2001
Time deposits with maturity of more than 3 months
US Dollars	90,200	90,200	90,200
Indonesian Rupiah	221,230	163,703	144,499

	311,430	253,903	234,699

Time deposits with a maturity of more than three months in US Dollars were deposited with Bank Mandiri (ex Bank Dagang Negara) and earned interest during 1998, 1999, 2000 and 2001 ranging from 8.00% to 14.00%, 13.00%, 13.00% and 5.00%, respectively.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

5.	SHORT-TERM INVESTMENTS (continued)

Time deposits with a maturity of more than three months in Rupiah were deposited mainly at Bank Mandiri (ex Bank Ekspor Impor Indonesia) and Bank Tabungan Negara and earned interest during 1998, 1999, 2000 and 2001 of 46.00% to 48.00%, 21.00% to 27.00%, 26.00% to 27.00% and 12.75% to 18.00%, respectively.

6.	ACCOUNTS RECEIVABLE

	1999 As Restated (Note 38)	2000	2001
Third parties:
Trade receivables
Fixed Satellite Services
Transponder Leasing	5,200,052	5,214,189	4,999,021
Xpress ConnectionTM and Private Line	77,127	586,028	1,291,642
Data Communication Network	—	108,845	562,880

	5,277,179	5,909,062	6,853,543
Mobile Satellite Services (BYRU and PASTI)	—	158,593	648,104
Hardware Sale	—	—	666,790

Total trade receivables	5,277,179	6,067,655	8,168,437

Other receivables	259,494	340,095	636,792

Total receivables	5,536,673	6,407,750	8,805,229
Less: Allowance for doubtful accounts	(882,127)	(796,415)	(957,775)

	4,654,546	5,611,335	7,847,454
Less: Non current receivables (Note 12)	(3,868,211)	(4,313,368)	(4,448,318)

	786,335	1,297,967	3,399,136

Movement of allowance for doubtful accounts:
	1999 As Restated (Note 38)	2000	2001
Balance at beginning of year	307,758	882,127	796,415
Addition during the year	574,369	130,242	161,360

	882,127	1,012,369	957,775
Utilization during the year	—	(215,954)	—

Balance at end of year	882,127	796,415	957,775

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

7.	INVENTORIES

	1999 As Restated (Note 38)	2000	2001
Handsets	—	140,375	99,512
SIM Cards	—	21,970	360,030
Goods in transit	—	485,500	—

	—	647,845	459,542

Less: Allowance for decline in value of inventories	—	—	(54,180)

	—	647,845	405,362

Movement of allowance for decline in value of inventories:
	1999 As Restated (Note 38)	2000	2001
Balance at beginning of year	—	—	—
Addition during the year	—	—	54,180

	—	—	54,180

Utilization during the year	—	—	—

Balance at end of year	—	—	54,180

8.	RELATED PARTY TRANSACTIONS AND BALANCES

a.	Due from related parties

	1999 As Restated (Note 38)	2000	2001
PT ACeS	42,656	14,601	40,433
AIL	—	—	547,628

	42,656	14,601	588,061

Amounts due from related parties primarily represent costs incurred on behalf of related parties that can be recovered by the Group. Amounts due from related parties are interest free, unsecured and the repayment is on demand.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b.	Due to related parties

	1999 As Restated (Note 38)	2000	2001
AIL	—	—	820,023

	—	—	820,023

c.	Significant transactions with related parties were as follows:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Purchased from related parties
Airtime (net off marketing assistance)	—	—	—	1,089,536
Fixed and mobile phones	—	—	—	1,895,005
Interconnection cost - net	—	—	64,258	694,387

	—	—	64,258	3,678,928

Other income from related parties
Rent income	—	397,359	247,089	233,546
Packaging and testing quality assurance service fees	—	—	—	194,448
Compensation fees	—	—	—	50,000

The Group’s significant related party transactions, were as follows:

(i).	In 1996, the Company entered into a Cooperation Agreement with PT Telekomunikasi Indonesia Tbk (“Telkom”) for the interconnection of Telkom’s telecommunication network with the ACeS System. The agreement will remain effective over the commercial lifetime of the ACeS System, unless terminated. Interconnection cost - net for the years 1998, 1999, 2000 and 2001 amounted to US$Nil, US$Nil, US$64,258 and US$694,387, respectively.

(ii).	In 1997, the Company entered into an “Orbital Slot Agreement” with PT ACeS pursuant to which the Company granted to PT ACeS the right to position and operate the Garuda-1 satellite or any replacement satellite in the Company’s orbital slot for a period of 12 years following the date of completion of the in-orbit testing of the Garuda-1 satellite and extendable for so long as the Garuda-1 satellite remains in commercial operation. Following the Group restructuring under common control in 1998 (Note 10), the right to position and operate the Garuda-1 satellite has been transferred to AIL.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(iii).	In 1997, the Company entered into an agreement with PT ACeS for the lease 2,400 square meters of the Company’s facilities in Batam Island for PT ACeS’ system control equipment. The lease term was for an initial period of 15 years and renewable for another 10 years. Rental rates range from US$7 to US$15 per square meter per month.

On March 1, 1999, the Company and PT ACeS amended the lease agreement to the effect that the Company agreed to lease 1,700 square meters of its premises, including the facilities, to PT ACeS for a period of 20 years commencing on September 1, 1998 that is renewable for another 10 years. The rental rate is US$9.5 per square meter per month excluding Value Added Tax (payable in quarterly installments in advance) and will be adjusted every 3 years with a fixed rate increase of 6.00%. Rental income included in “other income” amounted to US$Nil, US$397,359, US$247,089 and US$233,546 in 1998, 1999, 2000 and 2001, respectively.

(iv).	In 1997 (as amended on December 29, 1998), the Company entered into a “Founder NSP Air Time Purchase Agreement” with PT ACeS by which the Company was granted the exclusive rights to purchase satellite communications time from PT ACeS for sale to, and to be the sole supplier of the ACeS services to, ACeS subscribers resident in Indonesia at the price of 25 cents for each billable unit (six-second interval) of satellite utilization time.

The Company is also required, over ten years, commencing on the day the Garuda-1 satellite is placed in commercial operation or upon final acceptance, to perform the following:

•	Purchase a minimum of US$5,000,000 worth of airtime annually (Minimum Airtime Payment).

•	Pay PT ACeS each year an amount equal to one-half of the excess, if any, of US$45,000,000 over the total amount of airtime purchased by all of the service providers, including the US$5,000,000 Minimum Airtime Payment.

The Company’s obligations in regard to the above minimum requirements will remain in effect until all indebtedness incurred by PT ACeS to finance the ACeS System have been repaid.

As a national service provider in Indonesia for the ACeS services, the Company, on the same date, entered into a “Founder NSP Operating Agreement” with PT ACeS which sets forth the operating and technical obligations of the Company and PT ACeS.

The rights and obligations of PT ACeS under these agreements were transferred to AIL in December 1998 (Note 10).

On June 25, 2002, Martin Marietta Overseas Corporation (“MMOC”) and Lockheed Martin Overseas Services Corporation (“LMOSC”), both satellite contractors of the ACeS System and the Company agreed that for the purposes of their supply agreements relating to the ACeS System, the final system acceptance and transfer of title of the ACeS system (including the Gateway) and the beginning of commercial operations of the ACeS system was deemed to have occurred on January 1, 2002.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(v).	The Group has transactions with PT ACeS and AIL involving charges for expenses paid by PT ACeS and AIL on behalf of the Company and vice versa.

The amount due from related parties (PT ACeS and AIL) as of December 31, 1999, 2000 and 2001 amounted to US$42,656, US$14,601 and US$588,061 respectively.

The amount due to related parties (PT ACeS and AIL) as of December 31, 1999, 2000 and 2001 amounted to US$Nil, US$Nil, and US$820,023 respectively.

(vi).	During 2001, Geosat I purchased phone handsets and fixed adapters from PT ACeS amounting to US$1,895,005 and received from AIL for packaging and testing quality assurance service fees and compensation fees amounting to US$194,448 and US$50,000, respectively.

9.	OTHER CURRENT ASSETS

	1999 As Restated (Note 38)	2000	2001
Prepaid expenses:
Prepaid insurance	3,763,664	224,827	259,473
Prepaid salary	99,634	95,096	81,821
Others	26,001	19,904	30,666

	3,889,299	339,827	371,960

Advance payments	71,104	217,979	170,613
Managed investment	—	—	6,121,143

	3,960,403	557,806	6,663,716

a.	On November 5, 2001, the Company entered into a Discretionary Fund Management Agreement with PT Panca Global Securities (“PGS”), an Indonesian company, whereby the Company would place funds of up to US$7,000,000 in PGS and PGS would manage the investment as described in the agreement. The guaranteed return on the fund is 3.50% p.a.

On June 6, 2002, the total of the managed investment was transferred to ECB Investment Labuan Limited (“EILL”), a Malaysian based company, for the payment of the rights to settle on favorable terms certain bonds previously issued by the Company (Note 19e and 37b).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

10.	INVESTMENTS IN ASSOCIATES

	1999 – As Restated (Note 38)
	PT ACeS 5.00%	AIL 34.93%	Total
Acquisition cost
Balance, beginning of year	10,500,000	70,000,000	80,500,000
Additional investments during the year:
Acquisition of a 7.40% interest in the shares of stock of AIL by PSN Labuan through Asian Infrastructure Mezzanine Capital Fund	—	22,200,000	22,200,000
Acquisition of a 4.20% interest in the shares of stock of AIL by GeoSat II	—	12,591,250	12,591,250
Deduction of investments during the year:
Decrease in the Company’s investment in shares of stock of PT ACeS from 5,250,000 shares to 250,000 shares in connection with PT ACeS’s capital reduction	(10,000,000)	—	(10,000,000)

Balance, end of year	500,000	104,791,250	105,291,250

Differences in the value of restructuring transactions between entities under common control
Balance, beginning of year	3,018,885	—	3,018,885
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	3,018,885	—	3,018,885

Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies
Balance, beginning of year	—	14,324,344	14,324,344
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	—	14,324,344	14,324,344

Equity in net losses of associated companies
Balance, beginning of year	(3,551,629)	—	(3,551,629)
Equity in net profit/(loss) during the year	32,744	(1,598,789)	(1,566,045)

Balance, end of year	(3,518,885)	(1,598,789)	(5,117,674)

Net	—	117,516,805	117,516,805

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

10.	INVESTMENTS IN ASSOCIATES (continued)

	2000
	PT ACeS 5.00%	AIL 34.66%	Total
Acquisition cost
Balance, beginning of year	500,000	104,791,250	105,291,250
Additional investment during the year:
Acquisition of a 0.33% interest in the shares of stock of AIL by Geosat II	—	1,100,000	1,100,000

Balance, end of year	500,000	105,891,250	106,391,250

Differences in the value of restructuring transactions between entities under common control
Balance, beginning of year	3,018,885	—	3,018,885
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	3,018,885	—	3,018,885

Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies
Balance, beginning of year	—	14,324,344	14,324,344
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	—	14,324,344	14,324,344

Equity in net losses of associated companies
Balance, beginning of year	(3,518,885)	(1,598,789)	(5,117,674)
Equity in net loss during the year	—	(28,658,847)	(28,658,847)

Balance, end of year	(3,518,885)	(30,257,636)	(33,776,521)

Net	—	89,957,958	89,957,958

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

10.	INVESTMENTS IN ASSOCIATES (continued)

	2001
	PT ACeS 5.00%	AIL 34.66%	Total
Acquisition cost
Balance, beginning of year	500,000	105,891,250	106,391,250
Additional investment during the year	—	—	—

Balance, end of year	500,000	105,891,250	106,391,250

Differences in the value of restructuring transactions between entities under common control
Balance, beginning of year	3,018,885	—	3,018,885
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	3,018,885	—	3,018,885

Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies
Balance, beginning of year	—	14,324,344	14,324,344
Additional	—	—	—
Deductions	—	—	—

Balance, end of year	—	14,324,344	14,324,344

Equity in net losses of associated companies
Balance, beginning of year	(3,518,885)	(30,257,636)	(33,776,521)
Equity in net loss during the year	—	(89,957,958)	(89,957,958)

Balance, end of year	(3,518,885)	(120,215,594)	(123,734,479)

Net	—	—	—

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

10.	INVESTMENTS IN ASSOCIATES (continued)

The following is the summary of key audited financial information of AIL presented under Indonesian GAAP.

	1999	2000	2001
Current assets	20,068,544	49,212,821	42,311,223
Non-current assets	564,853,515	476,123,449	234,154,012
Current liabilities	18,361,506	22,839,937	82,944,403
Long-term liabilities	209,509,180	221,923,046	199,281,446
Shareholders’ equity/(capital deficiency)	357,040,859	280,557,712	(5,859,890)
Loss from operations	(5,808,269)	(74,576,078)	(255,608,680)
Net loss	(5,311,890)	(82,259,101)	(286,417,602)

As part of the restructuring of PT Asia Cellular Satellite (“PT ACeS”), on December 7, 1998, PSN Labuan issued 70,000,000 shares at par value of US$1 to the Company in exchange for promissory notes of the Company of US$10,500,000 (payable on December 31, 2005 or at an earlier date, at the Company’s option) plus the Company’s 28.33% ownership in shares of PT ACeS, representing 29,750,000 shares at par value of US$2 per share or US$59,500,000. On December 29, 1998, PSN Labuan exchanged the 29,750,000 shares in PT ACeS and the promissory notes of US$10,500,000 for 70,000,000 shares in AIL.

Prior to the restructuring, the Company owned 33.33% shares of PT ACeS, an Indonesian company established in 1995. As part of the December 1998 restructuring, the Company effectively exchanged a 28.33% ownership interest in PT ACeS and promissory notes of US$10,500,000 for a 33.33% ownership interest in AIL. This interest in AIL was diluted to 23.33% at the completion of the restructuring, when LMGT Holding (ACeS) Inc. acquired a 30.00% interest in AIL, as at year-end 1998. After the restructuring, AIL held a 95.00% ownership in PT ACeS while the Company held the remaining 5.00% ownership. Since the Company’s direct investment in PT ACeS of 5.00% and indirect investment in PT ACeS through AIL exceeds 20.00% of the total share capital issued by PT ACeS, the investment in PT ACeS is accounted for using the equity method. In March and June 1999, PT ACeS obtained approval from the Capital Investment Coordinating Board and the Ministry of Justice, respectively, of the Republic of Indonesia to reduce its share capital by US$200,000,000 that impacted the Company and AIL by the amounts of their proportionate shares of US$10,000,000 and US$190,000,000, respectively. The Company set off the US$10,000,000 from the capital reduction of PT ACeS against promissory notes of PSN Labuan due to AIL amounting to US$10,000,000. The difference between amount of AIL shares subscribed by PSN Labuan with their actual settlement amounting to US$500,000 as described above has been recorded as Subscriptions Payable.

On December 29, 1998, AIL and PT ACeS entered into an Assignment and Assumption Agreement pursuant to which PT ACeS sold, assigned and transferred to AIL all its rights, title and interest to all its assets (including specified contracts, intellectual property, computer technology and all receivables arising from the specified contracts) other than the Indonesian assets as defined in the agreement.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

10.	INVESTMENTS IN ASSOCIATES (continued)

In 1999, PSN Labuan acquired 34,200,000 shares of AIL at par value of US$1 per share from Jasmine Overseas International Company Limited (“Jasmine”), a third party. Of the shares acquired by PSN Labuan, 22,200,000 shares, or equivalent to US$22,200,000, was financed by a structure involving Asian Infrastructure Mezzanine Capital Fund (“AIMCF”) (Note 19f). The remaining 12,000,000 shares in AIL acquired by PSN Labuan were then sold to GeoSat II for US$12,000,000. Further, GeoSat II acquired from ACeS Philippines Cellular Corporation an additional 591,250 shares in AIL at par value of US$1 per share.

The financing structure involving AIMCF requires that the title to the shares be held by AIMCF while the economic benefits from this investment should flow to PSN Labuan. AIMCF, through an option agreement with PSN Labuan agreed the following: (1) PSN Labuan has the option to repurchase the title to the shares in AIL held by AIMCF in four annual installments of 5,550,000 shares each at a price of US$1.00 per share, and (2) PSN Labuan agreed to pay AIMCF an annual option fee that is a function of the shares remaining outstanding under the PSN Labuan purchase option. PSN Labuan has a further option after June 30, 2007 to purchase any of the shares not repurchased in prior periods, effectively at 102.00% of the price of the shares on or before June 30, 2007. AIMCF in turn had the option of putting all of the shares in AIL to PSN Labuan, at a price of US$1 per share, if PSN Labuan fails to exercise any of its annual purchase options, or if AIMCF still holds any shares after June 30, 2007.

Provided PSN Labuan is not in default to AIMCF, it has the right to direct voting rights of the 22,200,000 shares registered in the name of AIMCF and to receive dividends paid on the 22,200,000 shares. Because the voting rights and economic benefits arising from the 22,200,000 shares remains with PSN Labuan, the 22,200,000 shares were treated as additional investment of PSN Labuan in AIL in 1999 (Note 19f). Shares amounting to 22,200,000 and 47,800,000 held by PSN Labuan in AIL are designated as security for the loans from AIMCF and satellite contractors, respectively (Notes 19f and 15).

In 1999, the investment in PT ACeS was written down to zero because the accumulated losses of PT ACeS had exceeded its share capital. In 2000, the Company through GeoSat II subscribed and paid an advance to AIL for 1,000,000 shares in AIL at a purchase price of US$1.10 per share totaling US$1,100,000. In 2001, the Company recognized only US$89,957,958 of its share of losses from its investment in associated companies because the resulting carrying amount of the investment was US$Nil.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	Balance as of Jan 1, 1999 As Restated (Note 38)	Additions	Disposals	Transfer in/(out)	Impairment	Balance as of Dec 31, 1999 As Restated (Note 38)
1999 Movements

Cost:

Land	1,399,453	—	—	—	—	1,399,453
Land rights	137,235	—	—	—	—	137,235
Buildings	3,732,014	5,704	—	—	—	3,737,718
Palapa C1 satellite	36,255,613	—	—	—	—	36,255,613
Palapa C2 satellite	30,726,895	—	30,726,895	—	—	—
Aguila II satellite (Note 32d)	—	—	—	—	—	—
Telecommunications equipment	19,737,402	150,254	61,091	—	—	19,826,565
Leasehold improvements	125,878	6,731	—	—	—	132,609
Office equipment, furniture and fixtures	1,176,254	170,743	—	—	—	1,346,997
Transportation equipment	246,259	—	—	—	—	246,259

	93,537,003	333,432	30,787,986	—	—	63,082,449

Construction in progress	106,829,816	10,355,290	—	—	—	117,185,106

	200,366,819	10,688,722	30,787,986	—	—	180,267,555

Accumulated depreciation:

Land rights	11,595	4,575	—	—	—	16,170
Buildings	122,523	186,645	—	—	—	309,168
Palapa C1 satellite	8,546,691	3,022,792	—	—	—	11,569,483
Palapa C2 satellite	6,188,277	426,994	6,615,271	—	—	—
Aguila II satellite	—	—	—	—	—	—
Telecommunications equipment	5,564,041	3,703,627	17,318	—	—	9,250,350
Leasehold improvements	63,854	38,030	—	—	—	101,884
Office equipment, furniture and fixtures	319,828	239,104	—	—	—	558,932
Transportation equipment	115,788	45,957	—	—	—	161,745

	20,932,597	7,667,724	6,632,589	—	—	21,967,732

Net book value	179,434,222					158,299,823

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Balance as of Jan 1, 2000	Additions	Disposals	Transfer in / (out)	Impairment	Balance as of Dec 31, 2000
2000 Movements

Cost:

Land	1,399,453	—	—	—	—	1,399,453
Land rights	137,235	12,387	—	—	—	149,622
Buildings	3,737,718	26,588	—	—	—	3,764,306
Palapa C1 satellite	36,255,613	—	—	—	—	36,255,613
Aguila II satellite (Note 32d)	—	—	—	—	—	—
ACeS Gateway station and related equipment	—	—	—	32,909,918	—	32,909,918
Telecommunications equipment	19,826,565	876,863	941,466	5,034,813	—	24,796,775
Leasehold improvements	132,609	105,421	—	—	—	238,030
Office equipment, furniture and fixtures	1,346,997	1,177,667	—	—	—	2,524,664
Transportation equipment	246,259	895	—	—	—	247,154

	63,082,449	2,199,821	941,466	37,944,731	—	102,285,535

Construction in progress	117,185,106	1,233,607	15,950	(37,944,731)	—	80,458,032

	180,267,555	3,433,428	957,416	—	—	182,743,567

Accumulated depreciation:

Land rights	16,170	4,678	—	—	—	20,848
Buildings	309,168	187,310	—	—	—	496,478
Palapa C1 satellite	11,569,483	3,022,792	—	—	—	14,592,275
Aguila II satellite	—	—	—	—	—	—
ACeS Gateway station and related equipment	—	548,499	—	—	—	548,499
Telecommunications equipment	9,250,350	3,568,213	481,810	—	—	12,336,753
Leasehold improvements	101,884	55,110	—	—	—	156,994
Office equipment, furniture and fixtures	558,932	396,696	—	—	—	955,628
Transportation equipment	161,745	41,712	—	—	—	203,457

	21,967,732	7,825,010	481,810	—	—	29,310,932

Net book value	158,299,823					153,432,635

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Balance as of Jan 1, 2001	Additions	Disposals	Transfer in / (out)	Impairment	Balance as of Dec 31, 2001
2001 Movements

Cost:

Land	1,399,453	—	—	—	—	1,399,453
Land rights	149,622	—	—	—	—	149,622
Buildings	3,764,306	14,279	—	1,701,545	—	5,480,130
Palapa C1 satellite	36,255,613	—	—	—	—	36,255,613
Aguila II satellite (Note 32d)	—	—	—	—	—	—
ACeS Gateway station and related equipment	32,909,918	145,850	—	—	—	33,055,768
Telecommunications equipment	24,796,775	1,011,600	334,274	—	(19,041,831)	6,432,270
Leasehold improvements	238,030	97,576	—	—	—	335,606
Office equipment, furniture and fixtures	2,524,664	495,393	—	—	—	3,020,057
Transportation equipment	247,154	1,801	—	—	—	248,955

	102,285,535	1,766,499	334,274	1,701,545	(19,041,831)	86,377,474

Construction in progress	80,458,032	57,187	—	(1,701,545)	(78,729,669)	84,005

	182,743,567	1,823,686	334,274	—	(97,771,500)	86,461,479

Accumulated depreciation:

Land rights	20,848	4,987	—	—	—	25,835
Buildings	496,478	269,187	—	—	—	765,665
Palapa C1 satellite	14,592,275	3,022,792	—	—	—	17,615,067
Aguila II satellite	—	—	—	—	—	—
ACeS Gateway station and related equipment	548,499	2,203,883	—	—	—	2,752,382
Telecommunications equipment	12,336,753	4,574,666	231,986	—	(13,271,497)	3,407,936
Leasehold improvements	156,994	83,655	—	—	—	240,649
Office equipment, furniture and fixtures	955,628	510,793	—	—	—	1,466,421
Transportation equipment	203,457	27,215	—	—	—	230,672

	29,310,932	10,697,178	231,986	—	(13,271,497)	26,504,627

Net book value	153,432,635					59,956,852

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

a.	The Company has a right for the period of thirty years to the land on which its head office in Bekasi is located and in Batam in the form of usage rights (“HGB”) which may be extended for an additional 20 years at the Company’s option and following payment of a nominal fee before the expiry of the initial term. Based on the Company’s current relationship with the government authority that administers the use of the land, and in the absence of known changes to the laws governing the use of land, management expect that title to the land will be extended. Deferred costs incurred during the legal process of establishing the land right are expensed when incurred as they are small amounts relative to the cost of land rights.

In 1995 and 1997, the Company was granted licenses by the Batam Industrial Development Authority to build structures on parcels of land located in Batam Island, Indonesia in a form of HGB (“Hak Guna Bangunan”) certificate no. 7 and 8.

b.	As of December 31, 1999, 2000 and 2001 construction in progress consists of the following:

	1999 As Restated (Note 38)	2000	2001
Expenditures for m²@ System	78,729,669	78,729,669	—
Expenditures for ACeS Gateway station and related equipment	32,327,754	—	—
Rural terminal under installation	5,034,813	—	—
Buildings	1,050,102	1,701,545	—
Others	42,768	26,818	84,005

	117,185,106	80,458,032	84,005

Expenditures for the m²@ System represent down payments to satellite contractors (Space System-Loral Inc. and Alcatel) and capitalization of borrowing costs and other overhead costs related to the development of a satellite. Capitalization of borrowing costs and other overhead costs ceased in 1998 because the development of the satellite was interrupted. Management of MMAI, as the owner of m²@ System (Note 1b), are of the opinion that the continuance of the satellite development may not be resumed in the near future due to the financial difficulties of MMAI, including difficulties obtaining project financing for the continuance of satellite development. In 2001, management of MMAI believed that the value of the expenditures for the m²@ System became impaired because there was no development progress since 1998 and wrote off the asset (Note 11i). The impairment loss was charged to the 2001 consolidated statement of profit and loss.

The expenditures for the ACeS Gateway station and related equipment consist of construction costs, capitalized borrowing costs incurred on loans obtained to finance the development of the gateway station and related equipment (built by Lockheed Martin Group). On October 1, 2000, construction in progress in respect of ACeS Gateway was transferred to property, plant and equipment as the ACeS system became operational.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

c.	The Palapa C1 satellite, which contains a 24 C-band, six extended C-bands and 4 Ku-band transponders, is jointly owned with Satelindo, and the Company owns the six extended C-band transponders.

The Company was the co-owner of the Palapa C2 Satellite with Satelindo. In November 1998 the Palapa C2 satellite suffered an electrical power anomaly and became inoperable in 1999. From February 1999 to May 1999, the Company received proceeds from an insurance claim from J&H Marsh & Mc. Lennan and PT Jasa Asuransi Indonesia, amounting to US$36,500,000 related to the Palapa C2 satellite. The US$12,388,376 excess of insurance proceeds over the book value of the Palapa C2 satellite was included in Other Income in the 1999 consolidated statement of profit and loss.

d.	In addition, the Company also received compensation from Hughes (manufacturer of Palapa C1 and C2) pertaining to performance refund payments for the unsuccessful operations of the Palapa C2 satellite amounting to US$633,760 that was included in Other Income in the 1999 consolidated statement of profit and loss.

e.	The ACeS Gateway station equipment has been pledged as security for notes issued to satellite contractors (Note 15).

f.	Cumulative interest capitalized to construction in progress amounted to US$9,244,588, US$Nil and US$Nil as of December 31, 1999, 2000 and 2001, respectively. Interest capitalized in 1999, 2000 and 2001 amounted to US$4,443,005, US$Nil and US$Nil, respectively.

g.	Depreciation expense was charged to:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Cost of revenues	8,770,544	7,153,413	7,066,356	9,728,193
General and administrative expenses	274,898	514,311	758,654	968,985

	9,045,442	7,667,724	7,825,010	10,697,178

h.	Certain property, plant and equipment owned by the Company are pledged as collateral for the Long-term Loans (Note 19).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

i.	Assets impairment

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying values may not be recoverable. If any such indication exists and the carrying values of property, plant and equipment exceed their estimated recoverable amounts, the property, plant and equipment are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. As of December 31, 2001, property, plant and equipment for which indicators of impairment exist include the following:

•	Fixed satellite service equipment (including Palapa C1 satellite and Data Communication Network equipment);

•	ACeS Gateway station and related equipment;

•	Xpress ConnectionTM and Private Line equipment; and

•	m2@ System.

In assessing the value in use, which is based on the sum of the estimated discounted future net cash flows from operations for the following 11 years commencing 2002 prepared by the Company on the basis of the following significant assumptions:

•	The 11 year period represents the remaining estimated useful life of the Company’s satellites;

•	The revenue from lease transponders is based on existing long term contracts;

•	The revenue from ACeS Gateway station and related equipment is based on the financial projection of AIL;

•	The revenue from Xpress ConnectionTM and Private Line is based on the agreement with existing customers;

•	The tariff is based on actual charges to customers;

•	Indonesian Rupiah exchange rate to US$ for the next 11 years is predicted at US$1=Rp10,000;

•	US inflation rate for the coming years at a range of 3.00% - 5.00%;

•	Indonesian inflation rate for the coming years at a range of 8.00% - 10.00%; and

•	Discount factors used by the Company for the assessment of asset impairment, which represent estimated rate of return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Company expects to derive from the asset, range from 11.65% to 14.30%.

On the basis of the above assumptions, as of December 31, 2001, the sum of estimated discounted future net cash flows from operations for the following 11 years of fixed satellite service equipment and ACeS Gateway station and related equipment are greater than their carrying amounts and accordingly there is no impairment. However, the sum of estimated undiscounted and discounted future net cash flows from operations of Xpress ConnectionTM and Private Line and m2@ System are lower than the carrying amount and accordingly such equipment is impaired as at December 31, 2001 by US$5,770,334 and US$78,729,669, respectively.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

12.	OTHER NON-CURRENT ASSETS

	1999 As Restated (Note 38)	2000	2001
Stock issuance cost - net	2,150,588	716,862	—
Restricted cash and cash equivalents	8,405,345	5,240,584	2,407,100
Accounts receivable - non current (Note 6)	3,868,211	4,313,368	4,448,318
Others	17,095	18,180	17,555

	14,441,239	10,288,994	6,872,973

a. Stock issuance cost
	1999 As Restated (Note 38)	2000	2001
Cost	7,168,627	7,168,627	7,168,627
Less: accumulated amortization	(5,018,039)	(6,451,765)	(7,168,627)

	2,150,588	716,862	—

Represents deferred costs in connection with the Company’s sale of its shares on the Nasdaq National Market in the United States of America. The deferred costs are amortized using the straight-line method over five years through 2001.

b.	Restricted cash and cash equivalents

Mainly represents an escrow account in relation to the fund provided by AIMCF in connection with PSN Labuan’s acquisition of 22,200,000 shares in AIL from Jasmine (Note 19f) and the escrow account maintained by the Company at Deutsche Bank, Jakarta in relation to satisfying the terms of the Bonds Issuance Agreement (Note 19e).

13.	TAXATION

a)	Prepaid taxes

	1999 As Restated (Note 38)	2000	2001

The Company:
Income tax art 23	—	30,080	193,897
Value Added Tax	333,948	365,062	—

	333,948	395,142	193,897
Subsidiaries:
Value Added Tax	—	597	550

	333,948	395,739	194,447

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

13.	TAXATION (continued)

b)	Taxes payable

	1999 As Restated (Note 38)	2000	2001

The Company:
Income tax article 21	227,629	106,810	118,808
Income tax article 23	1,252,688	1,179,499	1,008,827
Income tax article 26	1,042,852	1,355,188	2,578,147
Income tax final	50,015	48,170	48,694
Value Added Tax	—	—	112,082

	2,573,184	2,689,667	3,866,558
Subsidiaries:
Income tax article 23	—	197	182

	2,573,184	2,689,864	3,866,740

c) Corporate income tax expense:

	1999 As Restated (Note 38)	2000	2001

Current corporate income tax expenses
The Company	—	—	—
Subsidiaries	—	—	—

Deferred corporate income tax expense
The Company	—	—	—
Subsidiaries	—	—	—

	—	—	—

	—	—	—

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

13.	TAXATION (continued)

d)	Reconciliation of losses between consolidated losses before corporate income tax and tax losses and calculation of corporate income tax of the Company were as follows:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Consolidated loss before corporate income tax	(38,286,712)	(51,613,880)	(72,972,528)	(215,117,562)
Add/(less):
Minority interest in net (profit)/loss of consolidated subsidiaries	(75,559)	(15,568)	16,820	19,356,461
Share of net loss from indirect investment in associated companies	—	359,346	9,574,573	25,957,330

Loss before corporate income tax of the Company	(38,362,271)	(51,270,102)	(63,381,135)	(169,803,771)

Non-deductible/(assessable) expenses (income) in determining taxable losses:
Employee benefits in-kind	666,577	444,493	463,458	495,702
Entertainment and donations	171,135	7,896	7,897	22,040
Other tax expenses	48,267	1,810,612	1,924,272	2,323,649
Income subject to final tax - interest	(778,750)	(1,283,401)	(1,192,461)	(277,003)
Income subject to final tax - rent	—	(397,359)	(247,089)	(233,546)
Non-allowable depreciation of property, plant and equipment	42,765	42,765	38,600	23,988
Stock base compensation expense	48,391	10,616	906,204	66,339
Share of net loss from direct investment in associated companies	1,423,842	4,132,946	27,532,269	128,844,339
Depreciation of property, plant and equipment	(1,841,440)	(1,611,260)	(1,409,852)	(1,233,621)

	(219,213)	3,157,308	28,023,298	130,031,887
Temporary differences:
Depreciation of property, plant and equipment	(1,854,711)	4,680,187	(3,269,312)	1,213,284
Provision for doubtful accounts	307,759	574,369	(85,712)	161,360
Provision for decline in value of inventory	—	—	—	54,180
Amortization of stock issuance cost	537,647	555,107	1,433,725	716,862
Amortization of deferred charges	474,295	(146,789)	(98,507)	(11,784)
Provision for unrecoverable advances	—	—	400,000	—
Provisions	—	—	39,202	—
Loss on assets impairment	—	—	—	5,770,334
Revenue from lease transponder	(966,667)	(741,544)	(445,157)	(134,951)

	(1,501,677)	4,921,330	(2,025,761)	7,769,285

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

13.	TAXATION (continued)

d)	Reconciliation of losses between consolidated losses before corporate income tax and tax losses and calculation of corporate income tax of the Company were as follows: (continued)

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Taxable loss subject to tax at standard statutory rates	(40,083,161)	(43,191,464)	(37,383,598)	(32,002,599)
Tax losses carried forward	(20,856,025)	(60,939,186)	(103,981,945)	(138,340,180)
Expired tax loss carried forward	—	148,705	3,025,363	6,169,670

Estimated taxable losses	(60,939,186)	(103,981,945)	(138,340,180)	(164,173,109)
Income tax at standard statutory rates	—	—	—	—

Income tax on income subject to final tax	—	—	—	—

	—	—	—	—

e)	Reconciliation between consolidated loss before corporate income tax multiplied by the maximum marginal tax rate and corporate income tax:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
The Company:
Loss before corporate income tax at maximum marginal tax rate of 30.00%	(11,508,681)	(15,381,031)	(19,014,340)	(50,941,131)

Net permanent differences at maximum marginal tax rate	167,861	1,451,421	8,838,853	39,162,731
Income subject to final tax at final tax rate	(233,625)	(504,228)	(431,865)	(153,165)
Changes in the valuation allowance	11,574,445	14,389,226	9,699,743	10,080,664
Expired tax losses	—	44,612	907,609	1,850,901

Income tax - the Company	—	—	—	—

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

13.	TAXATION (continued)

e)	Reconciliation between consolidated loss before corporate income tax multiplied by the maximum marginal tax rate and corporate income tax: (continued)

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Subsidiary:
Loss before corporate income tax at maximum marginal tax rate of 30.00%	85,004	17,513	(18,920)	(24,147,941)

Net permanent differences at maximum marginal tax rate	3,097	4,905	—	—
Income subject to final tax at final tax rate	(122,209)	(69,061)	(14,641)	(15,122)
Changes in the valuation allowance	34,108	46,643	33,561	24,163,063

Income tax of subsidiary	—	—	—	—

Total income tax	—	—	—	—

Under Indonesian taxation laws, any loss on an income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years, commencing with the first year subsequent to the year in which the tax loss was incurred. Companies in Indonesia are generally subject to progressive tax rates up to a maximum of 30.00%.

Under Indonesian taxation laws, the Company and MMAI should submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the date when the tax was payable (five years for taxes prior to 1995).

The tax loss carry forwards of the Company and MMAI as of December 31, 2001 will expire if unused through 2006 as follows:

Year	The Company	MMAI	Total
2002	11,512,287	221,882	11,734,169
2003	40,083,161	113,693	40,196,854
2004	43,191,464	155,478	43,346,942
2005	37,383,598	111,871	37,495,469
2006	32,002,599	26,402	32,029,001

	164,173,109	629,326	164,802,435

Under the Labuan Offshore Business Activity Tax Act 1990, PSN Labuan and AGEL are exempted from tax on their offshore non-trading business activities (i.e., relating only to the holding of investments or deposits). PSN Labuan and AGEL will be subject to tax at 3.00% of the net income from offshore trading business activities, if any.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

13.	TAXATION (continued)

f)	Deferred tax assets/(liabilities) consist of:

	1999 As Restated (Note 38)	2000	2001
Deferred tax assets:
The Company:
Provision for doubtful accounts	264,638	238,924	287,332
Provision for decline in value of inventories	—	—	16,254
Deferred charges	43,475	13,923	10,388
Provision for unrecoverable advances	—	120,000	120,000
Provisions	—	11,761	11,761
Loss on assets impairment	—	—	1,731,100
Tax losses carried forward	31,194,584	41,502,055	49,251,933

	31,502,697	41,886,663	51,428,768
Subsidiary:
Loss on assets impairment	—	—	24,155,143
Tax losses carried forward	147,316	180,877	188,797

	147,316	180,877	24,343,940

Total deferred tax assets before valuation allowance	31,650,013	42,067,540	75,772,708

Valuation allowance:
The Company	(28,115,246)	(37,814,989)	(47,895,653)
Subsidiary	(147,316)	(180,877)	(24,343,940)

	(28,262,562)	(37,995,866)	(72,239,593)

Total deferred tax assets after valuation allowance	3,387,451	4,071,674	3,533,115

Deferred tax liabilities:
The Company:
Property, plant and equipment	(1,581,812)	(2,562,605)	(2,198,620)
Accounts receivable from lease transponder	(1,160,463)	(1,294,010)	(1,334,495)
Stock issuance cost	(645,176)	(215,059)	—

	(3,387,451)	(4,071,674)	(3,533,115)
Subsidiary	—	—	—

Total deferred tax liabilities	(3,387,451)	(4,071,674)	(3,533,115)

Net deferred tax assets/(liabilities)	—	—	—

The utilization of deferred tax assets recognized by the Company is dependent upon future taxable profits in excess of profits resulting from the reversal of existing taxable temporary differences. Based on this information and forecasts related to the Company’s future results, management believes that 100.00% allowance for the recoverability of net deferred tax assets/(liabilities) is appropriate.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

14.	ACCRUALS

	1999 As Restated (Note 38)	2000	2001
Interest and penalties on bank loans (Note 19)	53,873,986	71,231,916	—
Interest on amounts due to satellite contractors (Note 15)	1,990,955	3,935,247	6,369,616
Interest and penalties on bonds (Note 19e)	—	—	44,438,250
Interest on loans from other financial institutions (Note 19f)	793,626	2,906,044	5,377,573
Salaries and compensation	472,061	756,461	1,040,861
Professional fees	80,966	342,811	435,521
Concession fees	357,413	345,446	347,501
Others	388,021	55,000	34,437

	57,957,028	79,572,925	58,043,759

15.	AMOUNTS DUE TO SATELLITE CONTRACTORS

	1999 As Restated (Note 38)	2000	2001
Linkabit Wireless, Inc. (Note 32b)	2,611,544	—	—
Martin Marietta Overseas Corporation	7,433,000	7,433,000	7,433,000
Lockheed Martin Overseas Services Corporation	1,276,596	1,276,596	1,276,596
LORAL, Inc. (Note 32a)	8,570,000	8,570,000	8,570,000

	19,891,140	17,279,596	17,279,596

In December 1998, the Company issued promissory notes to the Martin Marietta Overseas Corporation (“MMOC”) and Lockheed Martin Overseas Services Corporation (“LMOSC”) amounting to US$7,433,000 and US$1,276,596, respectively, representing the remaining balance of the US$20,576,596 contract price for the Company’s purchase of ACeS Gateway station and related equipment. The notes were payable in full on December 31, 2000 and bear interest at an annual rate of 15.00% per annum. Interest on the note issued to MMOC is accrued on the following basis:

Principal amount and any capitalized interest in respect thereof	Accrual period
1,000,000	August 29, 1998 until maturity or prepayment in full
5,700,000	November 2, 1998 until maturity or prepayment in full
Balance	February 15, 1999 until maturity or prepayment in full

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

15.	AMOUNTS DUE TO SATELLITE CONTRACTORS (continued)

Interest on the note issued to LMOSC should be accrued from February 15, 1999 until maturity or repayment in full. Any principal amount and interest not paid when due on either note bears interest at a rate of 20.00% per annum. Based on a revised agreement, it has been agreed by both parties that the interest rate retroactively applied to the effective date of the issuance of the promissory notes is reduced to 18.00% for MMOC and LMOSC.

Cumulative accrued interest on the notes issued to MMOC and LMOSC as of December 31, 1999, 2000 and 2001 totaled US$1,990,955, US$3,935,247 and US$6,369,616, respectively, and presented as part of accruals (Note 14).

The notes include provisions that allow MMOC to convert a portion of the amount due into shares of stock of the Company at a conversion price equal to the market value of the shares as of the conversion date, if either the maturity of the note is accelerated pursuant to the provisions in the note and all principal and accrued interest are not paid in full within two business days of the date of acceleration, or if all principal and accrued interest are not paid in full within two business days of the maturity date. If the market price of the shares falls below the US$ equivalent of Rp250, the conversion price shall be the US$ equivalent of Rp250. As of December 31, 1999, 2000 and 2001, the closing price of the Company’s ADS on the Nasdaq National Market was US$15.00 (equivalent to US$5.00 per share), and US$2.25 (equivalent to US$0.75 per share) and US$0.045 (equivalent to US$0.015 per share), respectively.

Pursuant to the Amended and Restated Pledge and Security Agreement dated July 7, 1999, the notes are secured by 47,800,000 shares of stock held by PSN Labuan in AIL (Note 10), including proceeds thereto, and a fiduciary transfer of proprietary rights over the gateway station equipment and related documentation deliverable under the contracts. In connection with the pledged stock, if MMOC, as collateral agent, determines that the market value of the pledged stock is less than 175.00% of the outstanding principal amount of the notes, including interest, until maturity, MMOC may require PSN Labuan to deliver additional shares of stock of AIL having an aggregate market value of not less than the difference between 200.00% of the outstanding principal amount of the notes, including accrued interest, and the market value of the pledged stock then held by MMOC.

If the market value of the pledged stock is greater than 225.00% of the outstanding principal amount of the notes, including accrued interest, until maturity, PSN Labuan may require MMOC to return the pledged stock having a market value equal to the difference between the aggregate market value of all pledged stock and 200.00% of the principal amount of the notes, including accrued interest, until maturity but only to the extent that after giving effect to such return, the number of shares of the pledged stock is not less than 47,800,000 shares. The notes also provide that MMOC and LMOSC shall first seek to enforce their lien on the pledged stock before proceeding against the ACeS Gateway station and related equipment.

As of December 31, 2000, the Company did not pay the outstanding principal and interest accrued of the notes, and the notes became overdue. As of December 31, 2001, the Company was still in discussions with MMOC and LMOSC to restructure all outstanding notes. To date, neither MMOC nor LMOSC made any effort to enforce their rights under the terms of the notes.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

16.	DEFERRED REVENUES

	1999 As Restated (Note 38)	2000	2001
BYRU	—	473,334	611,768
PASTI	—	—	101,446
Others	43,787	80,149	43,842

	43,787	553,483	757,056

17.	OTHER PAYABLES

	1999 As Restated (Note 38)	2000	2001
Professional fee	122,150	263,684	217,345
Restructuring fee	—	591,772	85,996
Vendor of telecommunication equipment	—	149,882	217,311
Advertising	—	90,555	—
Designing of office equipment	147,156	—	—
Others (each below US$50,000)	339,657	203,338	311,156

	608,963	1,299,231	831,808

18.	PROVISIONS

Provisions mainly relate to employee benefits.

	1999 As Restated (Note 38)	2000	2001
Balance at beginning of year	—	—	39,202
Amount charged to income	—	39,202	—

	—	39,202	39,202
Amount utilized during the year	—	—	—

Balance at end of year	—	39,202	39,202

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS

	1999 As Restated (Note 38)	2000	2001
Bridging loan - PT Bank Negara Indonesia Tbk. (Persero) (“BNI”), replaced by the Indonesian Bank Restructuring Agency (“IBRA”) in 1999	109,793,472	109,793,472	—
Working capital loan - PT Bank Mandiri (Persero) (formerly from PT Bank Dagang Negara (Persero) - “BDN”)	29,874,628	29,874,628	—
Loans from advance facility - three banks led by PT Bank Mandiri (Persero) (formerly from PT Bank Ekspor Impor Indonesia (Persero) - “Exim Bank”)	14,000,000	14,000,000	—
Commercial paper/promissory notes - PT Danareksa (Persero)	10,879,555	10,879,555	—
Bonds payable - PT Bank Mandiri (Persero), Credit Suisse First Boston International, PT Danareksa (Persero), PT Bank Merincorp, BRI Finance Ltd.	—	—	213,000,000
Asian Infrastructure Mezzanine Capital Fund	30,000,000	30,000,000	30,000,000

	194,547,655	194,547,655	243,000,000
Less: Current portion	(194,547,655)	(194,547,655)	(92,853,579)

Long-term	—	—	150,146,421

Additional information with respect to these loans is as follows:

a.	Bridging loan

The proceeds of the bridging loan were used to repay the Company’s long-term debts, finance the remaining US$35,260,814 of a US$55,000,000 investment in MMAI and finance working capital requirements. In 1998, BNI agreed to restructure 50.00% of the US$85,000,000 original facility through conversion of the loans to Rupiah at an exchange rate of Rp11,300/US$1.

In 1999, the Company and the Indonesian Bank Restructuring Agency (“IBRA”), the assignee of the BNI facility (Note 19e), agreed to reconvert the Rupiah denominated loan and the associated accrued interest to US$ at several rates ranging from Rp6,900/US$1 to Rp7,200/US$1 on different dates of conversion between November 1, 1999 and December 8, 1999. The resulting foreign exchange loss due to conversion was recognized in the 1999 consolidated statements of profit and loss.

The US$ denominated loan bears interest at LIBOR plus 4.00% per annum, subject to adjustments for any increase in the cost of funds. The Rupiah denominated loan incurred interest ranging from 25.00% per annum in 1998 and 18.00% to 25.00% per annum in 1999.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

a.	Bridging loan (continued)

The loans are secured by the following:

•	Five transponders on the Palapa C1 satellite and by three transponders on the Palapa C2 satellite;
•	Assignments of in-orbit insurance proceeds and accounts receivable relating to the transponders pledged as collateral; and
•	Assignment of rights to operate the network control station and gateway of the Xpress ConnectionTM proportionally with the pledged transponders on the Palapa C2 satellite.

The agreement requires the Company to maintain a minimum current ratio of 1.2:1 starting from the end of 1997 and a maximum debt to equity ratio of 2.5:1. Since December 31, 1998, the Company has not met the current ratio requirement. The loan agreement further restricts the Company from declaring any dividends, changing its corporate structure, entering into a merger or consolidation and creating any lien on or over its assets, without the written consent of the lender.

On April 27, 2001, the bridging loan was converted into bonds in accordance with the Bond Issuance Agreement (Note 19e).

b.	Working capital loan

This loan is denominated in US$ and had an initial credit limit of US$55,000,000. In 1999 the maximum credit limit was reduced to US$30,500,000. The actual interest rates were 12.50% to 28.00% per annum in 1998, 14.00% to 28.00% per annum in 1999, 14.00% per annum in 2000 and 14.00% per annum in 2001. The loan is secured by two transponders on the Aguila II satellite and by two transponders on the Palapa C2 satellite and by assignment of revenues and insurance proceeds relating to the transponders.

The Palapa C2 satellite pledged as collateral was damaged and was written off in 1999.

The credit agreement with PT Bank Mandiri (formerly “PT Bank Dagang Negara (Persero)”) requires the Company to maintain a minimum current ratio of 1:1. In the event of non-compliance, the Company is required to pay a penalty equal to 1/1000 per day of the maximum credit limit. As of December 31, 1999, 2000 and 2001, the Company failed to meet this current ratio requirement.

On April 27, 2001, the working capital loan was converted into bonds in accordance with the Bond Issuance Agreement (Note 19e).

c.	Loans from advance facility

In 1995, the Company entered into a loan agreement denominated in US$ with PT Bank Mandiri (Persero) (formerly “PT Bank Ekspor Impor Indonesia (Persero)”), Head Office and Singapore Branch (“Exim Bank”) and BRI Finance Limited (Hong Kong) for a transferable loan certificate facility and standby letter of credit facility (advance facility) for the maximum aggregate amount of US$15,000,000. Exim Bank assigned part of its lending participation to PT Bank Merincorp (“Merincorp”) in 1996. The loan was used to refinance the bridging loans granted by Exim Bank, Jakarta Branch, amounting to US$14,000,000 and to finance the Company’s working capital requirements. This agreement provides for interest at 9.50% per annum for the first 12 months from the date of the agreement and the sum of SIBOR plus a 2.50% margin for the succeeding 24 months.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

c.	Loans from advance facility (continued)

On November 10, 1998, the lenders agreed to extend the facilities for a further period of three months. On February 11, 1999, the Company was declared in default by Exim Bank for failure to pay the amount of US$14,311,792 representing unpaid principal and interest which became due on February 10, 1999.

The effective interest rates were 8.19% to 13.00% per annum in 1998, 12.69% to 14.50% per annum in 1999, 13.13% to 14.06% per annum in 2000 and 13.69% to 13.81% per annum in 2001.

The agreement provides for the following as security:

•	Assignment of all rights and interests in one transponder on the Palapa C1 satellite and, formerly, one transponder on the Palapa C2 satellite, and any associated receivables relating to these transponders; and

•	Assignment of insurance proceeds relating to the above transponders.

The Palapa C2 satellite pledged as collateral was damaged and written off in 1999.

The loan indenture requires the Company to maintain its current ratio at 0.5:1 at all times after December 31, 1995, and to maintain a tangible net worth of Rp6.9 billion. Since 1998 the Company has failed to comply with the current ratio requirement.

On April 27, 2001, the loans from advance facility were converted into bonds in accordance with the Bond Issuance Agreement (Note 19e).

d.	Commercial paper/promissory notes

In 1997, the Company entered into a “Note Purchase Agreement” with PT Danareksa (Persero) for the issuance of commercial paper and short-term notes denominated in US$ totaling US$10,000,000 for its working capital requirements. These notes bear interest at LIBOR plus 4.00%. Actual interest rates were 14.00% to 15.00% per annum in 1998, 12.00% to 13.00% per annum in 1999, 12.00% per annum in 2000 and 12.00% per annum in 2001.

The agreement includes provisions, which, among others, restrict the Company from incurring any additional indebtedness, entering into merger or consolidation and paying dividends to its shareholders. Based on the latest amendment to the Note Purchase Agreement on January 16, 1998, the principal amount was increased to US$10,879,555 (including interest added to principal of US$879,555).

During 1998 and the first half of 1999, BNI and BDN unilaterally raised interest rates on loans. However, in the second half of 1999, interest rates were reduced from 28.00% to 14.00% per annum for Rupiah denominated loans from BDN, and from 23.50% to 12.00% per annum for US$ denominated loans from BNI and from a rate of 41.00% to 25.00% per annum for Rupiah denominated loans from BNI.

The Company failed to pay the interest and the loans became overdue. On April 27, 2001, the outstanding debt was converted into bonds in accordance with the Bond Issuance Agreement (Note 19e).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

e.	Debt restructuring

On November 1, 1999, the Company, IBRA which in this case replaced BNI by virtue of Agreement on the Assumption of Receivables between BNI and IBRA, PT Bank Merincorp, PT Bank Mandiri (Persero) (a merger of four state-owned banks including Exim Bank and BDN), BRI Finance Limited (Hong Kong), and PT Danareksa (Persero) signed a non-binding Memorandum of Understanding (“MOU”) regarding the proposed terms of settlement of the Company’s outstanding loans. The MOU provided for the issuance by the Company of 3 tranches of bonds consisting of callable bonds, convertible bonds and callable bonds with non-detachable warrants with maturities varying from 2002 to 2007 to replace all of its outstanding loans. The aggregate principal of the bonds represented the unpaid principal and interest on the outstanding loans as of October 31, 1999, with the interest on the bonds accruing from November 1999.

On June 29, 2000, the Company, PT Bank Merincorp, PT Bank Mandiri (Persero), BRI Finance Limited (Hong Kong), and PT Danareksa (Persero) signed a Restructuring and Restatement of Original Facility Agreements (“Bonds Issuance Agreement”). The Bonds Issuance Agreement provided for the replacement of the original facility agreements between the Company and the identified lenders (Note 19b, 19c and 19d). The BNI facility agreement (Note 19a), which had been assigned to IBRA, was also restructured under the Bonds Issuance Agreement when IBRA, together with the parties that signed the Bond Issuance Agreement, entered into an Accession and Amendment to the Restructuring and Restatement of the Original Facility Agreements (“Accession and Amendment Agreement”) dated July 28, 2000. The restructuring was not to become effective until all conditions for effectiveness were satisfied by the Company.

On March 12, 2001 the Company together with all lenders entered into a second amendment to the Restructuring and Restatement of Original Agreements and confirmed the amendment of certain terms and conditions as disclosed in the Bonds Issuance Agreement. Significant terms and conditions under the Bonds Issuance Agreement and its amendments are as follows:

•	The Tranche A Bonds consisted of callable bonds to be issued in four series. Series 1 will mature on November 1, 2002 with the redemption price at maturity of 125.00% of their stated original principal amount; series 2 on November 1, 2003 at 144.00% of their original principal amount, series 3 on November 1, 2004 at 172.00% of their original principal amount and series 4 on November 1, 2005 at 203.00% of their original principal amount.

The maturity for series 4 Bonds can be extended up to November 1, 2007 at the option of the Company, with the final redemption price at 213.00% of their original principal amount if extended up to May 1, 2006, at 223.00% of their original principal amount if up to November 1, 2006, at 235.00% of their original principal amount if up to May 1, 2007, and at 248.00% of their original principal amount if up to November 1, 2007, plus an extension fee of 6.00% of the stated original principal amount of such bonds. The Tranche A bonds were issued to IBRA, PT Bank Mandiri, PT Bank Merincorp, BRI Finance Limited and PT Danareksa (Persero) with a total original stated principal amount of US$185,500,000;

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

e.	Debt restructuring (continued)

•	The Tranche B Bonds consisted of non-callable bonds convertible into equity at various agreed stock conversion price ranging from US$6 per share to US$8.75 per share during the conversion period commencing on January 1, 2001 until November 1, 2005. The bonds are redeemable on November 1, 2005 at 100.00% of their original stated principal amount. These bonds were issued to PT Bank Mandiri with a total original stated principal amount of US$23,500,000. Interest on the Tranche B bonds is at a nominal rate of 1.00% per annum until maturity; and

•	The Tranche C Bonds initially would consist of callable bonds with detachable warrants. The warrants include 180,000 Series A Warrants exercisable from January 1, 2001 at US$6 per share or through June 30, 2003 at US$7.25 per share and 60,000 Series B warrants exercisable from July 1, 2003 at US$8.25 per share, or through November 1, 2005 at US$8.75 per share. Each warrant gives the holder the right to purchase one of the Company’s shares during the relevant exercise period, subject to certain anti-dilution adjustments specified in the Bonds Issuance Agreement. These bonds have an original stated principal amount of US$4,000,000 and were issued to PT Danareksa (Persero). The Company has an irrevocable right to call and redeem the bonds on each interest payment date, commencing on May 1, 2000 through November 1, 2005 at redemption values ranging from 103.00% to 144.00%.

At December 31, 2001, the detachable warrants had not been issued and the bonds were subsequently restructured (Note 37d).

The interest on all these bonds (the “Bonds”) is payable semi-annually in advance until maturity commencing November 1, 1999. Interest on the Tranche A and C bonds is at a nominal rate of 1.00% per annum through May 1, 2001, 2.00% per annum through May 1, 2004, and will increase by 1.00% every year thereafter until maturity.

The restructuring became effective pursuant to the delivery by the Bondholders to the Company of a Notice of Effectiveness on April 27, 2001.

At the effective date, the composition of the Bondholders was as follows:

• IBRA

- Tranche A Bonds series 1	5,000,000
- Tranche A Bonds series 2	20,000,000
- Tranche A Bonds series 3	35,000,000
- Tranche A Bonds series 4	89,500,000

149,500,000
• PT Bank Mandiri

- Tranche A Bonds series 1	11,000,000
- Tranche A Bonds series 2	12,000,000
- Tranche A Bonds series 3	1,000,000
- Tranche B Bonds	23,500,000

47,500,000

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

e.	Debt restructuring (continued)

• PT Bank Merincorp

- Tranche A Bonds series 1	1,000,000

• BRI Finance Limited (Hong Kong)

- Tranche A Bonds series 1	1,000,000
- Tranche A Bonds series 2	1,000,000
- Tranche A Bonds series 3	1,000,000

3,000,000

• PT Danareksa (Persero)

- Tranche A Bonds series 1	2,000,000
- Tranche A Bonds series 2	2,000,000
- Tranche A Bonds series 3	3,000,000
- Tranche A Bonds series 4	1,000,000
- Tranche C Bonds	4,000,000

12,000,000

Total	213,000,000

The negative covenants include, among others, maintenance of financial ratios such as debt-to-equity ratio and debt service coverage ratio; limitations on paying any dividends, granting of loans or guaranteeing debts, and on indebtedness that create recourse against the Bonds Issuance Agreement and the related security; prohibition to merge or consolidate with any other entity without prior written consent; and sell, liquidate, transfer or otherwise dispose of certain Company’s and/or its subsidiaries’ interest or assets.

Events of default include, among others, payment defaults, covenant defaults, cross defaults to certain other indebtedness including the debt of AIL and its subsidiaries, liquidation of AIL and PT ACeS, and termination of the Air Time Purchase contract between the Company as national service provider for the ACeS System in Indonesia, and AIL.

On December 13, 2001, IBRA sold all of their bonds issued by the Company amounting to US$149,500,000 to PT Andalan Artha Advisindo Sekuritas (“AAA”), an Indonesian security company (Note 37a) with the effective date of December 1, 2001. As at December 13, 2001, all the bonds (299 series) purchased by AAA from IBRA were sold to a consortium led by Credit Suisse First Boston International (“CSFBI”).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

f.	Asian Infrastructure Mezzanine Capital Fund

This debt represents US$30,000,000 financing provided by AIMCF in connection with the acquisition by PSN Labuan, a subsidiary, of 22,200,000 shares in AIL from Jasmine Overseas International Company Limited (“Jasmine”) (Note 10). This transaction is accounted for as a loan to PSN Labuan by AIMCF.

The US$30,000,000 consists of loan for the financing for the acquisition of 22,200,000 shares at US$1 per share of AIL plus a direct loan to PSN Labuan of US$7,800,000. The US$7,800,000, plus an additional amount of US$1,200,000 provided by the Company, was deposited in an escrow account maintained by the Bank of New York as pre-funding for the payment of the first three years of interest on the loan and the first three years of option availability payments required to be made to AIMCF in connection with PSN Labuan’s option to reacquire the shares from AIMCF (Notes 10 and 12b). Payments of principal on the loan and the equivalent payments to exercise the options under the option arrangements are due in four equal installments commencing on June 30, 2004 through June 30, 2007. The effective interest and financing charges are 17.00% (guaranteed yield) per annum. Interest and financing charges amounted to US$2,066,459, US$5,112,418, and US$5,471,529 in 1999, 2000 and 2001, respectively.

This loan is secured by the following:

•	Pledge of the original 22,200,000 shares in AIL held by PSN Labuan;

•	A PSN Labuan covenant to maintain lien-free ownership of another 22,200,000 shares in AIL held by PSN Labuan; and

•	A pre-funded account in the Bank of New York, which was initially sufficient to cover debt service of this long-term debt for a period of three years.

As of December 31, 1999, 2000 and 2001, the amounts of US$7,854,947, US$5,219,792 and US$2,371,102, respectively, represent the balance of the pre-funded account recognized as Restricted Cash and Cash Equivalents (Note 12b). The agreement with AIMCF contains provisions that prohibit PSN Labuan (or its subsidiaries, as applicable) from taking any of the following actions, among others:

•	Entering into transactions with related parties except those made on an arm’s length basis;

•	Making any investments other than the ownership of shares in AIL or loans to the Company;

•	Merging, consolidate, amalgamate, liquidate or wind up;

•	Creating any indebtedness if immediately after giving effect thereto the coverage ratio is less than 1.75 to 1;

•	Having subordinated indebtedness in an aggregate principal amount exceeding US$10,000,000; and

•	Making restricted payments (e.g., dividends, sharing of income with others) or investments unless (i) no event of default has occurred and is continuing; (ii) the balance of the debt service reserve account is, both before and after such payment or investment is made, at least equal to the coverage amount; and (iii) the coverage ratio on such date is at least equal to 1.25 to 1.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

f.	Asian Infrastructure Mezzanine Capital Fund (continued)

Events of default include, among others, payment default, non-compliance with any negative covenants, and the Garuda-1 satellite (owned by AIL) not being placed into revenue producing commercial operations by March 31, 2000 unless (i) before June 30, 2000 AIL enters into binding agreements with Lockheed for the completion of the construction and the launch of the Garuda-2 satellite; (ii) the commercial operation date for the Garuda-2 satellite is reasonably expected to occur prior to June 30, 2002, (iii) such agreements are not thereafter revoked; and (iv) Lockheed does not materially delay work on the Garuda-2 satellite because of a default by AIL under such agreements.

On September 25, 2000 Prudential Asia Infrastructure Investors (HK) Limited, acting as the Principal Investment Advisor to AIMCF, notified PSN Labuan that an event of default had occurred because the Garuda-1 satellite was not placed into revenue producing commercial operations by March 31, 2000 and AIL did not enter into, before June 30, 2000, binding agreements with Lockheed for the completion of the construction and the launch of the Garuda-2 satellite and the commercial operation date of the Garuda-2 satellite is not expected to occur prior to June 30, 2002. Although AIMCF has not sought to exercise its rights in respect of this claimed default, the Company and PSN Labuan have acknowledged that AIMCF shall not be deemed or be construed as having waived any such rights.

As of December 31, 2000 and 2001, these loans are presented as short-term liabilities as a result of the aforementioned events of default.

20.	CUSTOMERS’ DEPOSITS

	1999 As Restated (Note 38)	2000	2001
BYRU	—	11,652	55,384
Data Communication Network	—	—	58,808
Others	51,633	180,147	230,957

	51,633	191,799	345,149

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

21.	SHARE CAPITAL

	December 31, 1999-As Restated (Note 38)
Shareholders	Number of shares issued and fully paid	Percentage of shareholding	Issued and paid up capital
PT Telekomunikasi Indonesia Tbk.	17,784,000	22.57	2,064,943
PT Elektrindo Nusantara	16,641,368	21.12	1,900,857
PT Skaisnetindo Teknotama (Note 25)	9,782,509	12.42	1,080,315
PT Primaupaya Lintasswara	7,406,372	9.40	818,646
Telesat Canada	5,700,000	7.23	666,162
Hughes Telecommunications & Space Co.	5,700,000	7.23	666,162
Certain officers and employees of Donaldson, Lufkin and Jenrette Securities Corporation	674,156	0.86	72,149
Certain commissioners, directors and employees under the Stock Option Plan (Note 25)	513,207	0.65	57,697
Public	14,584,120	18.52	1,612,021

Total	78,785,732	100.00	8,938,952

	December 31, 2000
Shareholders	Number of shares issued and fully paid	Percentage of shareholding	Issued and paid up capital
PT Telekomunikasi Indonesia Tbk.	17,784,000	22.57	2,064,943
PT Elektrindo Nusantara	16,641,368	21.12	1,900,857
PT Skaisnetindo Teknotama (Note 25)	6,973,897	8.85	770,845
PT Primaupaya Lintasswara	6,073,631	7.71	671,335
Telesat Canada	5,700,000	7.23	666,162
Hughes Telecommunications & Space Co.	5,700,000	7.23	666,162
PT Danareksa (Persero)	2,947,197	3.74	325,761
Certain officers and employees of Donaldson, Lufkin and Jenrette Securities Corporation	674,156	0.86	72,149
Certain commissioners, directors and employees under the Stock Option Plan (Note 25)	824,463	1.05	92,690
Public	15,467,020	19.64	1,708,048

Total	78,785,732	100.00	8,938,952

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

21.	SHARE CAPITAL (continued)

	December 31, 2001
Shareholders	Number of shares issued and fully paid	Percentage of shareholding	Issued and paid up capital
PT Telekomunikasi Indonesia Tbk.	17,784,000	22.57	2,064,943
PT Elektrindo Nusantara	16,641,368	21.12	1,900,857
PT Skaisnetindo Teknotama (Note 25)	6,973,897	8.85	770,845
PT Primaupaya Lintasswara	6,073,631	7.71	671,335
Telesat Canada	5,700,000	7.23	666,162
Hughes Telecommunications and Space Co.	5,700,000	7.23	666,162
PT Danareksa (Persero)	2,947,197	3.74	325,761
Certain officers and employees of Donaldson, Lufkin and Jenrette Securities Corporation	674,156	0.86	72,149
Certain commissioners, directors and employees under the Stock Option Plan (Note 25)	852,963	1.08	95,894
Public	15,438,520	19.61	1,704,844

Total	78,785,732	100.00	8,938,952

Based on the Company’s Extraordinary General Meeting of Shareholders held on May 17, 2000, which was documented under notarial deed No. 17 dated May 17, 2000 of Haji Parlindungan Lumban Tobing SH, resolutions of the shareholders of the Company included an increase in the authorized capital of the Company from Rp31,250,000,000 consisting of 125,000,000 shares at a par value of Rp250 per share to Rp37,500,000,000 consisting of 150,000,000 shares at a par value of Rp250 per share. Notarial deed No. 17 dated May 17, 2000 was updated through notarial deed No. 1 dated October 5, 2000 of Haji Parlindungan Lumban Tobing SH. The increase in authorized capital was subsequently approved by the Minister of Justice and Human Rights through the letter No. C-12511 HT.01.04.TH.2002 dated July 9, 2002.

22.	PAID-IN CAPITAL IN EXCESS OF PAR VALUE

Paid-in capital in excess of par value resulted from the excess of receipts of capital contributions over the par value as set out in the Company’s Articles of Association.

23.	DIFFERENCES IN THE VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Differences in the value of restructuring transactions between entities under common control represent the difference between the acquisition cost and the net assets of PSN Labuan acquired by the Company in 1998, in exchange for the Company’s 28.33% ownership interest in PT ACeS and Promisory Notes of US$10,500,000 due to PSN Labuan (Note 10), as follows:

	1999 As Restated (Note 38)	2000	2001
Net assets of PSN Labuan	69,500,000	69,500,000	69,500,000
Transfer prices	66,481,115	66,481,115	66,481,115

	3,018,885	3,018,885	3,018,885

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

24.	DIFFERENCES ARISING FROM TRANSACTIONS RESULTING IN CHANGES IN THE EQUITY OF SUBSIDIARY/ASSOCIATED COMPANIES

Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies represent the changes in the equity of PSN Labuan in 1998 that were reflected as of December 31, 1999, 2000 and 2001 as follows:

	1999 As Restated (Note 38)	2000	2001
The Company acquired a 100.00% interest in the shares of PSN Labuan in exchange for the Company’s 28.33% ownership interest in PT ACeS and promissory notes of US$10,500,000 due to PSN Labuan	(3,018,885)	(3,018,885)	(3,018,885)
PSN Labuan acquired a 33.33% ownership interest in the shares of AIL in exchange for its 28.33% ownership interest in PT ACeS and promissory notes of US$10,500,000 due to AIL	(517,767)	(517,767)	(517,767)
Dilution of PSN Labuan’s ownership interest in AIL resulting from AIL’s issuance of 90,000,000 common shares to LMGT Holding (ACeS) Inc. at above book value	17,860,996	17,860,996	17,860,996

	14,324,344	14,324,344	14,324,344

25.	PAID-IN CAPITAL - STOCK OPTION PLAN

The shareholders of the Company have resolved to reserve 3 million shares of common stock for delivery to current and future employees under an Employee Stock Option Plan (“Option Plan” or “ESOP”). Shares of common stock reserved under the Option Plan are registered under the name of PT Skaisnetindo Teknotama (“Skaisnetindo”), as nominee. The shares were paid for (at par value) on behalf of Skaisnetindo by certain shareholders of the Company. Upon the exercise of the options and payment of the exercise price to Skaisnetindo, it will reimburse those shareholders and pay the remainder of the exercise price to the Company.

The shares will be granted to the Company’s employees at the discretion of the shareholders of the Company. Under the Option Plan, 20.00% of the options granted will vest each year from the date of grant. Options expire 24 months after the employee’s resignation date or the expiry of the vested period (five years after the date of the grant). The future exercise price per share is equal to one-third of the average price of the Company’s ADSs on the Nasdaq National Market for the three days following each Annual General Meeting (each ADS consists of three shares; therefore, the exercise price per share is equal to the average trading price at the date the options are deemed granted).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

25.	PAID-IN CAPITAL - STOCK OPTION PLAN (continued)

In the shareholders’ Annual General Meeting held on May 14, 1999, the shareholders resolved to:

•	Grant power to the boards of commissioners and directors to distribute and pay all or portions of the unpaid salaries or honoraria up to May 14, 1999 due to the Company’s commissioners, directors and employees in the form of shares not to exceed 3,000,000 shares.

•	Increase the number of shares reserved for issuance under the Company’s employee stock option plan to 10.00% of the total number of shares of the Company outstanding at any time.

In the extraordinary General Meeting of Shareholders held on May 17, 2000, the shareholders resolved to grant power to the board of commissioners to distribute and pay part or all of the salaries of commissioners, directors and certain employees in the form of shares not to exceed 5 million shares to be reserved for the Company’s Stock Option and Stock Base Compensation (“SBC”) Programs.

For the years ended December 31, 1999, 2000 and 2001, the weighted average of the market price and the exercise price of shares held by Skaisnetindo for the Company’s Stock Option Plan were as follows:

	Options	Weighted average		Options	Weighted average
	Total	Market price/ share	Exercise price/ share	Exercisable	Market price/ share	Exercise price/ share
Balance, December 31, 1997	1,744,968	4.45	1.57	1,158,888	4.79	0.66
Granted	105,060	3.32	3.32	—	—	—
Under ESOP program	—	—	—	—	—	—
Under SBC program	105,060	3.32	3.32	—	—	—
Exercised	(343,296)	5.00	0.79	—	—	—
Under ESOP program	(285,370)	5.00	0.28	—	—	—
Under SBC program	(57,926)	3.32	3.32	—	—	—
Forfeited	(12,000)	5.00	0.28	—	—	—

Balance, December 31, 1998	1,494,732	4.18	1.87	1,055,172	4.46	1.26
Granted	498,222	3.32	3.01	—	—	—
Under ESOP program	369,357	3.32	3.01	—	—	—
Under SBC program	128,865	3.32	3.01	—	—	—
Exercised	(279,199)	4.22	2.05	—	—	—
Under ESOP program	(103,200)	5.00	0.28	—	—	—
Under SBC program	(175,999)	3.09	3.09	—	—	—
Forfeited	(5,240)	4.48	0.50	—	—	—

Balance as of December 31, 1999 - carried forward	1,708,515	3.92	2.16	1,052,481	4.28	1.55

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

25.	PAID-IN CAPITAL - STOCK OPTION PLAN (continued)

For the years ended December 31, 1999, 2000 and 2001, the weighted average of the market price and the exercise price of shares held by Skaisnetindo for the Company’s Stock Option Plan were as follows: (continued)

	Options	Weighted average		Options	Weighted average
	Total	Market price/ share	Exercise price/ share	Exercisable	Market price/ share	Exercise price/ share
Balance as of December 31, 1999 - brought forward	1,708,515	3.92	2.16	1,052,481	4.28	1.55
Granted	745,679	4.22	3.01	—	—	—
Under ESOP program	413,375	3.32	3.01	—	—	—
Under SBC program	332,304	5.35	3.01	—	—	—
Exercised	(414,156)	5.23	2.57	—	—	—
Under ESOP program	(81,852)	4.72	0.78	—	—	—
Under SBC program	(332,304)	5.35	3.01	—	—	—
Forfeited	(64,110)	4.15	1.83	—	—	—

Balance as of December 31, 2000	1,975,928	3.78	2.36	1,209,585	4.07	1.91
Granted	—	—	—	—	—	—
Under ESOP program	—	—	—	—	—	—
Under SBC program	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Under ESOP program	—	—	—	—	—	—
Under SBC program	—	—	—	—	—	—
Forfeited	(32,930)	3.99	2.12	—	—	—

Balance as of December 31, 2001	1,942,998	3.79	2.34	1,479,722	3.94	2.14

The following table summarizes information for options outstanding and exercisable at December 31, 1999, 2000 and 2001 respectively:

	1999 – As Restated (Note 38)
Range of prices	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
		Market price/ share	Exercise price/ share		Market price/ share	Exercise price/ share
US$0.00 - 1.50	611,798	5.00	0.28	611,798	5.00	0.28
US$1.51 - 3.00	—	—	—	—	—	—
US$3.01 - 4.50	1,096,717	3.32	3.22	440,683	3.32	3.32

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

25.	PAID-IN CAPITAL - STOCK OPTION PLAN (continued)

The following table summarizes information for options outstanding and exercisable at December 31, 1999, 2000 and 2001 respectively: (continued)

	2000
Range of prices	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
		Market price/ share	Exercise price/ share		Market price/ share	Exercise price/ share
US$0.00 – 1.50	543,446	5.00	0.28	543,446	5.00	0.28
US$1.51 – 3.00	—	—	—	—	—	—
US$3.01 – 4.50	1,432,482	3.32	3.15	666,139	3.32	3.24

	2001
Range of prices	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
		Market price/ share	Exercise price/ share		Market price/ share	Exercise price/ share
US$0.00 – 1.50	543,446	5.00	0.28	543,446	5.00	0.28
US$1.51 – 3.00	—	—	—	—	—	—
US$3.01 – 4.50	1,399,552	3.32	2.15	936,276	3.32	3.21

Compensation expenses included in personnel expenses (Note 29) in respect to vested and forfeited shares amounted to US$48,391, US$10,616, US$906,204 and US$66,339 in 1998, 1999, 2000 and 2001, respectively. As the exercise price for 732,600 stock options awarded in 1997 and the option to purchase 40,000 shares of the total 105,060 shares awarded in 1998 was equal to the price of the Company’s stock at the date of grant, no compensation expenses were recorded for these awards.

Of the remaining unallocated shares, the Company anticipates that the exercise price for options of such shares granted in the future will be the market value of the shares at the time of the grant.

Paid-in capital - stock option plan represents the fair value of the stock options on the date of grant. The amount of paid-in capital – stock option plan as of December 31, 1999, 2000 and 2001 are US$2,732,850, US$2,482,224 and US$2,548,563, respectively.

26.	MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES

	1999 As Restated (Note 38)	2000	2001
Minority interest of MMAI	19,373,281	19,356,461	—

Represents interest of PT Indosat in MMAI. As of December 31, 2001, the interest of PT Indosat was US$Nil as MMAI was in a capital deficiency position and share of losses in excess of PT Indosat’s investment were absorbed by the Company.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

27.	REVENUES

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Fixed Satellite Services:
Transponder Leasing	9,210,333	7,515,007	6,824,727	6,848,931
Xpress ConnectionTM and Private Line	409,733	880,790	1,395,716	2,365,146
Data Communication Network	44,100	17,000	387,489	2,593,244

	9,664,166	8,412,797	8,607,932	11,807,321
Satellite Based Telecommunication Services:
BYRU	—	—	178,391	1,858,498
PASTI	—	—	—	924,890

	—	—	178,391	2,783,388
Hardware Sales	—	—	1,119,420	3,385,824

	9,664,166	8,412,797	9,905,743	17,976,533

28.	COST OF REVENUES

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Fixed Satellite Services:
Transponder Leasing	3,377,795	3,325,278	1,996,589	1,888,914
Xpress ConnectionTM and Private Line	10,766	139,241	528,379	929,964
Data Communication Network	—	—	50,879	442,522
Depreciation	8,770,544	7,153,413	6,517,857	7,524,310

	12,159,105	10,617,932	9,093,704	10,785,710
Satellite Based Telecommunication Services:
BYRU	—	—	18,771	1,353,555
PASTI	—	—	—	904,913
Depreciation	—	—	548,499	2,203,883

	—	—	567,270	4,462,351
Hardware Sales	—	—	996,627	3,369,214
Write off of advance to supplier	—	10,444,443	—	—

	12,159,105	21,062,375	10,657,601	18,617,275

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

29.	OPERATING EXPENSES

Sales and marketing:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Advertising	—	—	784,217	675,972

	—	—	784,217	675,972

General and administrative:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Personnel expenses	2,022,734	1,570,814	2,760,217	1,977,411
Travel and transport	255,980	274,666	394,471	354,553
Amortization of stock issuance cost	1,416,266	1,451,185	1,433,726	716,862
Amortization of other deferred charges	728,455	—	—	—
Professional fees	1,140,482	2,838,302	3,657,741	2,059,089
Supplies and maintenance	163,345	192,383	283,887	356,392
Bank charges	941,825	31,129	303,418	63,972
Rent and insurance	342,501	516,838	3,886,906	449,409
Doubtful accounts expense	307,759	574,369	130,242	161,360
Unrecoverable advances expense	—	—	400,000	—
Declining value of inventories expense	—	—	—	54,180
Depreciation of property, plant and equipment	274,898	514,311	758,654	968,985
Tax assessment and penalties	437,758	2,446,861	2,415,262	2,608,038
Telephones and electricity	39,332	158,267	281,285	412,038
Losses from asset impairment	—	—	—	84,500,003
Others	93,422	154,846	385,596	142,367

	8,164,757	10,723,971	17,091,405	94,824,659

a.	Losses from asset impairments

	1999 As Restated (Note 38)	2000	2001
m2@ System	—	—	78,729,669
Xpress Connection™ and Private Line	—	—	5,770,334

	—	—	84,500,003

This represents excess of carrying value of certain assets (Note 11i) over the recoverable amount of those assets.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

30.	NET LOSS PER SHARE AND ADS

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Net loss per share:

Basic net loss per share
Consolidated net loss after tax	38,362,271	51,629,448	72,955,708	195,761,101
Number of issued and paid-up shares - weighted average	78,785,732	78,785,732	78,785,732	78,785,732

Basic net loss per share	0.49	0.66	0.93	2.48
Basic net loss per ADS	1.47	1.98	2.79	7.44

Dilutive net loss per share
Consolidated net loss after tax	38,362,271	51,629,448	72,955,708	195,761,101
Less: Interest expenses, net of tax, of amounts due to satellite contractors and tranche B bonds convertible to shares (Notes 15 and 19e)	(417,248)	(2,452,172)	(1,992,037)	(2,438,153)

Adjusted consolidated net loss after tax	37,945,023	49,177,276	70,963,671	193,322,948

Number of issued and paid-up shares - weighted average	78,785,732	78,785,732	78,785,732	78,785,732
Add: Shares from convertible amounts due to satellite contractors and tranche B bonds:
• Book value of amounts due to satellite contractors and tranche B bonds	10,842,600	10,044,544	9,609,287	30,933,000
• Average fair value per share during the year	3.36	2.55	4.94	0.41

Number of shares from convertible amounts due to satellite contractors and tranche B bonds	3,226,964	3,939,037	1,945,200	75,446,341

Adjusted number of issued and paid-up shares - weighted average	82,012,696	82,724,769	80,730,932	154,232,073

Dilutive net loss per share	0.49	0.66	0.93	2.48
Dilutive net loss per ADS	1.47	1.98	2.79	7.44

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

31.	BUSINESS SEGMENT INFORMATION

The Company and its subsidiaries have two reportable segments which are fixed satellite services and mobile satellite services. Fixed satellite services provide lease transponders, data communication network and Xpress ConnectionTM and Private Line. Mobile satellite services provide fixed (“PASTI”) and mobile (“BYRU”) satellite-based telecommunications and sales of the hardware of satellite-based telecommunications.

	Fixed satellite services	Mobile satellite services	Others	Total before eliminations and adjustments	Eliminations and adjustments	Total after eliminations and adjustments
1998
Revenue from external customers	9,664,166	—	—	9,664,166	—	9,644,166
Segment result	(10,465,591)	—	(194,105)	(10,659,696)	—	(10,659,696)

1999
Revenue from external customers	8,412,797	—	—	8,412,797	—	8,412,797
Segment result	(22,197,595)	—	(1,175,954)	(23,373,549)	—	(23,373,549)
Segment assets	226,639,453	32,327,754	188,435,244	447,402,451	(130,029,664)	317,372,787

2000
Revenue from external customers	8,607,932	1,297,811	—	9,905,743	—	9,905,743
Segment result	(12,753,325)	(2,164,955)	(3,709,200)	(18,627,480)	—	(18,627,480)
Segment assets	181,549,756	33,987,939	164,650,524	380,188,219	(113,807,910)	266,380,309

2001
Revenue from external customers	11,807,321	6,169,212	—	17,976,533	—	17,976,533
Segment result	(11,894,426)	(5,491,400)	(80,543,020)	(97,928,846)	1,787,473	(96,141,373)
Segment assets	37,908,052	35,596,320	16,776,889	90,281,261	(9,624,955)	80,656,306

32.	COMMITMENTS AND CONTINGENCIES

The significant commitments/contingencies consist of the following:

a.	Loral contracts

In 1996, as part of the development of the m2@ System, the Company entered into several contracts (collectively, the “Loral Contracts”) with Space Systems/Loral, Inc. The following Loral Contracts, which were amended on August 22, 1997 and December 5, 1997, were assigned by the Company to MMAI.

•	“Multi-Media Asia Spacecraft Contract” for the procurement of one spacecraft with 28 extended C-band transponders, and related services including launch support services, mission operations support services, long lead parts for a second satellite and a proton launch vehicle;

•	“Satellite Control Facility Equipment Contract” for the procurement of satellite control facility equipment to support one satellite; and

•	“Satellite Control Facility and Operations Services Contract” for the procurement of satellite control facility and operations services.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

a.	Loral contracts (continued)

The Multi-Media Asia Spacecraft Contract has a total contract price of US$276,760,000, exclusive of the orbital performance incentive payments amounting to US$18,913,248. The orbital performance incentives are payable in equal monthly installments over 12 years following final acceptance of the satellite or upon provisional final system acceptance. Out of the total contract price, MMAI has paid US$60,400,000 and as of December 31, 1999, 2000 and 2001 has recognized amounts due to satellite contractors of US$8,570,000 totaling US$68,970,000.

The Satellite Control Facility Equipment Contract and the Satellite Control Facility and Operation Services Contract call for the delivery of the equipment and the provision of the services 30 days after launch of the satellite and payment of the total contract price quarterly in accordance with the payment dates specified in the payment plan of the contracts. Out of the total contract price of US$6,360,000, MMAI had paid US$1,800,000 and as of December 31, 1999, 2000 and 2001 has recorded liabilities due under these contracts of US$Nil.

The three contracts contain rights to terminate by MMAI or the Company, which would, amongst others, obligate MMAI or the Company to pay for all work performed by Loral plus 10.00% profit and would entitle MMAI or the Company to receive delivery of all products and services generated under the contracts at their current state of completion.

Due to the economic crisis in Asia, including Indonesia, on January 13, 1998, MMAI notified Loral that it intended to postpone the delivery of the m²@ satellite, which was originally scheduled for early 1999, until acceptable alternative financing could be put in place. Due to MMAI’s decision to delay the delivery of the m²@ satellite, no work has been performed under the above contracts since 1998.

b.	Equipment Purchase Agreement with Linkabit Wireless, Inc. (formerly Titan Information Systems Corporation)

In 1995, the Company entered into an Equipment Purchase Agreement (amended and restated from time to time, recently on September 17, 1996) with Linkabit Wireless, Inc. [formerly Titan Information Systems Corporation (“Titan”)], a corporation domiciled in the United States of America, for the purchase of nine public switched telephone network gateway earth stations and 1 network control station necessary for the development and operation of the Xpress ConnectionTM System. The Company, in December 1997, further entered into an agreement with Titan for the purchase of 10,000 rural terminals to be delivered between December 31, 1997 and July 1999 at an aggregate price of US$27,000,000. Under the agreement, the Company’s option to place an order for 10,000 rural terminals should have been exercised on or prior to March 31, 1999 to obtain the agreed price mentioned in the agreement. Up to March 31, 1999, the total number of orders was for 2,950 terminals.

On September 30, 1998, the Company agreed with Titan to pay the balance of the contract price of US$7,815,089, representing the amount due for equipment already delivered to the Company and for equipment ordered but not yet delivered that is payable under the agreements in two equal annual installments on September 30, 1999 and on September 30, 2000 with interest of 10.00% per annum on both installments. Cumulative accrued interest expense to Titan amounted to US$88,005, US$Nil and US$Nil as of December 31, 1999, 2000, and 2001 that was recognized in the accruals-others account (Note 14).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

b.	Equipment Purchase Agreement with Linkabit Wireless, Inc. (formerly Titan Information Systems Corporation) (continued)

The Company’s obligations are secured by a right of Titan to convert the obligations, at any time prior to the payment of the obligations in full, into the Company’s shares of stock at a conversion price equal to the current market price of the shares as of the selected conversion date, provided that if the current market price falls below US$1.00, the conversion price will be US$1.00.

The Company’s liability under the contract for rural terminals as of December 31, 1999, amounted to US$2,611,544 and is included in Amounts due to Satellite Contractors in the consolidated balance sheets. The liability was settled on November 15, 2000.

c.	Transponder Lease and Uplink service Agreement with NBC Asia Ltd. (“NBC”)

On March 17, 1998, the Company and NBC, the Company’s former customer, entered into an agreement to terminate the Transponder Lease Agreement dated February 28, 1995 and to uplink the service agreement dated January 8, 1996 (both amended on June 26, 1997) from which the Company received a termination fee of US$16,300,000 that is presented as other income in the consolidated statements of profit and loss. The termination took effect on March 31, 1998.

In addition, under the Termination Agreement, the Company and NBC agreed that, in the event the Company was able to lease the transponder to other parties prior to April 1, 2000, NBC shall be entitled to receive 50.00% of the net present value (at 10.00% discount rate) of all lease payments in excess of US$6,000,000 as measured at the time such leases are executed. Through April 1, 2000, no substitute lessee was identified.

d.	Satellite Purchase Agreement and Operating Agreement with Mabuhay Philippines Satellite Corporation

In 1994, the Company entered into a Satellite Purchase Agreement (amended and restated on January 5, 1995) with Mabuhay Philippines Satellite Corporation (“MPSC”) for the administration and handling of the overall procurement of a Philippine satellite (the “Aguila II satellite”), a telemetry, tracking, command and monitoring facility and a launch vehicle service on behalf of MPSC. The Company provided this procurement assistance prior to the 1997 launch of the Aguila II satellite, and no further services have been provided since then.

Under the terms of the agreement, MPSC was to assign title to two standard C-band transponders to the Company at no cost one year before the scheduled launch of the satellite in December 1996. Further, the Company had the option to purchase at cost up to six standard C-band transponders on the Aguila II satellite. At the Extraordinary General Meeting of the Shareholders of the Company held on March 7, 1996, the shareholders approved the purchase of six standard C-band transponders on the Aguila II satellite at an aggregate amount of US$35,000,000. In 1996, the Company exercised its purchase option. On February 5, 1998 due to the economic crisis in Indonesia, the Company advised MPSC of its intention to withdraw from its agreement to purchase six transponders on the Aguila II satellite.

In August 1997, the Aguila II satellite was launched. In December 1997, after the completion of in-orbit testing of the Aguila II satellite, the title to two transponders was transferred by MPSC to the Company.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

32.	COMMITMENTS AND CONTINGENCIES (continued)

d.	Satellite Purchase Agreement and Operating Agreement with Mabuhay Philippines Satellite Corporation (continued)

On September 30, 1999, the Company and MPSC entered into an Operating Agreement to monitor the operations of the transponder and control the satellite from its Telemetry, Tracking and Control, and Monitoring (“TTC&M”) services in respect of the Company’s two Aguila II transponders. Under this agreement, the Company agreed to reimburse MPSC at an amount of US$6,400 per month with effect from January 1, 2000, subject to a 4.00% simple annual escalation rate effective October 1, 2000 for the cost of operations, maintenance and management of the TTC&M facilities which was in proportion to the practical capacity of the transponders. During 2000 and 2001, costs paid to MPSC amounting to US$76,800 and US$91,083 were included in ground station cost in “cost of revenues” (Note 28).

33.	SIGNIFICANT RISK FACTORS AND UNCERTAINTIES

The Company was incorporated and conducts its operations in Indonesia and is subject to certain risks not typically associated with investments in debt and equity securities of companies incorporated in the United States of America. The significant risk factors and uncertainties that are associated with the Group include the following:

a.	Economic and Regulatory Conditions

Since the second half of 1997, many countries within the ACeS coverage area, including Indonesia, have experienced an economic crisis which has been characterized by illiquidity, a significant decline in the value of the local currency relative to the US$, significant interest rate increases, tightening of available credit, increasing numbers of banking and corporate insolvencies, increasing inflation and slowing rates of economic growth.

The Group’s operations, particularly its satellite-based telecommunications and data communication network, internet service provider services and Private Line businesses, have been significantly affected by the volatility of the Indonesian Rupiah against the US$ and other major international currencies, as its revenues from such businesses are generated primarily in Rupiah while the costs for the Company of acquiring the Xpress Connection™ terminals are in US$. In addition, certain lessees of the Company’s transponders on the Palapa C1 satellite experienced difficulties in making the lease payments. This resulted in a reduction in the Company’s transponder leasing revenues, albeit in an insignificant amount, as the payment problem involved minor lessees occupying a small portion of the transponders.

Further, the volatility of the Rupiah and the liquidity shortages of the financial system in Indonesia have had material effects on the Group’s operations and liquidity, and have limited the credit and financing sources available to the Group. The Group has suffered recurring losses from operations and negative cash flows from operating activities. In addition, the Group have a working capital deficit and deficit of US$163,079,292 and US$246,435,090, respectively, as of December 31, 2001. As of December 31, 2001, the Group have outstanding bond payables of US$213,000,000 (Notes 19e and 37d) and outstanding loans from financial institutions and satellite contractors amounting to US$30,000,000 and US$17,279,596 (Notes 19f and 15).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

33.	SIGNIFICANT RISK FACTORS AND UNCERTAINTIES (continued)

a.	Economic and Regulatory Conditions (continued)

While the Company’s existing transponder leases provide US$ revenues of approximately US$6,600,000 per year, substantial additional funds will be necessary to fund the existing commitments and service debt requirements, and to finance future capital expenditures and working capital.

In order to respond to the Group’s liquidity issue, the Group has several plans to be implemented, as follows:

•	Reaching a satisfactory agreement with the lenders as to the further restructuring of debts, which will provide the Company and its subsidiaries with lower interest rates and address its cash flow requirements;
•	Expanding its data communication network business service through audio broadcast and internet service provider services and the provision of inter-city linkage services for terrestial cellular network;
•	Expanding the “BYRU and PASTI” subscribers, a satellite-based phone telecommunications system which uses the ACeS System by way of raising the market share of the ACeS System by tapping new sources of demand; and
•	Maximizing the utilization of existing assets or network system.

b.	Reliance on a single satellite

The ACeS System operates with a single satellite. Any failure of the satellite to operate as intended could make the “BYRU” and “PASTI” services unworkable.

In December 1998, AIL entered into an agreement with the Lockheed Martin Global System regarding the procurement of a second satellite, the Garuda-2 satellite, which would be available as a back up in the event that the Garuda-1 satellite fails subsequently to launch, or as a second in-orbit satellite if the Garuda-1 satellite experiences capacity constraints during commercial operations, and extends the ACeS coverage area to Central and Western Asia, Eastern Europe and parts of Northern Africa. The Garuda-1 satellite, being the integral part of the ACeS System, was successfully launched on February 12, 2000.

In 2000, the construction of the Garuda-2 satellite was suspended. In 2001, this suspended program was impaired at the ACeS level.

c.	Market acceptability of the price and services offered by the ACeS System

The ACeS System faces significant competition from several sources. A number of companies have already launched or are developing worldwide and regional mobile satellite telephone systems that are expected to become operational within the next several years that will be able to compete with the ACeS System.

The size of the market for the ACeS System could also be significantly affected by the availability of terrestrial wireless systems and the rate of growth in coverage of such systems.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

33.	SIGNIFICANT RISK FACTORS AND UNCERTAINTIES (continued)

c.	Market acceptability of the price and services offered by the ACeS System (continued)

The Company, as one of the national service providers and ACeS International Limited’s other national service provider, expect to charge per minute tariffs for ACeS services that are higher than the per minute tariffs currently charged by terrestrial wireless providers in their respective countries. The proposed dual-mode handsets (designed to be dual-mode and thus able to access terrestrial wireless systems in addition to the ACeS System) for use with the ACeS System are also expected initially to be more expensive than handsets used only for terrestrial wireless systems. In addition, terrestrial wireless systems generally provide higher voice quality and greater ease of access within buildings or in built up areas than the ACeS System and other satellite-based systems (which may require the user to be near a window and not to be blocked by other buildings in order to access the satellite). These factors may reduce the attractiveness of the ACeS System and may affect the profitability of the Company and other national service providers and their financial ability to meet their future dollar-denominated obligations to ACeS International Limited, particularly their annual minimum airtime purchase commitments.

d.	Concentration of credit risk

The Group’s main business is leasing of satellite transmission capacity (use of transponders) and provision of satellite related services. Its primary customers are either located in or its products are used within the Southern and Eastern parts of Asia.

A significant portion of the Group’s revenues was concentrated among five to seven customers for the year ended December 31, 1998; five customers for the year ended December 31, 1999; two customers for the year ended December 31, 2000; two customers for the year ended December 31, 2001, respectively, with the single largest customer representing 66.00%, 76.00%, 74.00% and 54.00% of actual revenues, respectively.

Other financial risk comprised short-term deposits; the Group placed their short-term investments in high quality banks located throughout the Asian region. The Company’s policy is designed to limit the exposure to any one bank.

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain respects from U.S. GAAP. These differences are reflected in Note 35 and principally relate to the items discussed in the following paragraphs:

a.	Stock issuance costs

Under Indonesian GAAP, stock issuance costs are deferred and amortized over a period of time, which in the case of the Company is five years. Under U.S. GAAP, the stock issuance costs are offset against the proceeds from the stock issuance.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

b.	Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of the asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss for the asset is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, e.g., quoted market prices in active markets or estimated using discounted cash flow techniques. Restoration of previously recognized impairment losses is prohibited.

In 2001, the impaired assets under Indonesian GAAP are m2@ System and Xpress ConnectionTM equipment and the Garuda-1 satellite. The recoverable amounts were estimated to be lower than the carrying values of those assets. Under U.S. GAAP, impairment losses are also recognized since the sum of the expected future undiscounted cash flows are less than the carrying amount of the assets.

In 2001, under Indonesian GAAP, AIL, which financial statements is presented under U.S. GAAP should have assets impairment of US$199,288,000 due to discounted future cash flows of AIL was lower than the carrying amount of AIL’s assets. The Company picked-up share of loss of AIL arisen from this impairment under Indonesian GAAP amounted to US$69,067,541. Under U.S. GAAP, this impairment loss has been reversed due to undiscounted future cash flows of AIL was higher than its carrying amount of AIL’s assets.

c.	Capitalization of interest

Under Indonesian GAAP and U.S. GAAP, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing cost eligible for capitalization on that asset should be determined as the actual borrowing cost incurred on that borrowing during the period. Under Indonesian GAAP, borrowing cost that can be capitalized is defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds. Under U.S. GAAP, borrowing cost that can be capitalized is only interest, while borrowing cost other than interest incurred by an enterprise in connection with the borrowing of funds (debt issuance cost) should be deferred and amortized over the period of the borrowings.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

c.	Capitalization of interest (continued)

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of interest eligible for capitalization should be determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate should be the weighted average of the interest applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of interest capitalized during a period should not exceed the amount of interest incurred during that period.

Under U.S. GAAP, interest is required to be capitalized for (a) assets that are constructed or otherwise produced for an enterprise’s own use (including assets constructed or produced for the enterprise by others for which deposits or progress payments have been made), (b) assets intended for sale or lease that are constructed or otherwise produced as discrete projects, and (c) investments (equity, loans, and advances) accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations.

Under U.S. GAAP, borrowing costs do not include exchange differences arising from foreign currency borrowings. Only interest cost that theoretically could have been avoided, including general and specific borrowings, would be capitalized as part of the historical cost of acquiring certain assets. Investment income earned on the temporary investment income of funds pending their expenditure on the qualifying assets cannot be offset against interest costs capitalized

Under Indonesian GAAP, any interest income earned by the Group on funds temporarily placed in time deposits pending their expenditure on the qualifying asset (Garuda-1 satellite) is deducted from the interest cost eligible for capitalization.

Under U.S. GAAP, interest should be capitalized on debt which finances an investment accounted for by the equity method while the investee has activities in progress which would qualify for interest capitalization.

U.S. GAAP allows capitalization of parent company interest expense on a subsidiary’s or associate’s qualifying assets provided that the subsidiary or associate is undertaking activities necessary to start its planned principal operations and that the activities include the use of funds to acquire qualifying assets necessary for operations. The provisions of FAS 34 regarding the total interest cost eligible for capitalization by a consolidated group apply only to a parent company and its consolidated subsidiaries. As a result of that limitation, interest costs incurred by an investee that is accounted for by the equity method are not eligible for capitalization by the consolidated group.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

34.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)

c.	Capitalization of interest (continued)

Likewise, interest costs incurred by a member of the consolidated group, including the parent company-investor, are not eligible for capitalization by the investee, even for purposes of reporting on the equity method in the consolidated financial statements. However, investments (e.g., equity, loans, and advances) accounted for by the equity method qualify if the investee has activities in progress necessary to commence its planned principal operations provided that the investee’s activities include the use of funds to acquire qualifying assets. The capitalization of parent company interest expense in respect to a subsidiary’s or associate’s qualifying asset is not allowed under Indonesian GAAP.

In 2000, the Company ceased capitalizing parent company interest under U.S. GAAP on qualifying assets as their constructions were substantially completed.

d.	Investment in associated companies

Under U.S. GAAP, interest is capitalized to investment in associated companies. The capitalization of interest is based on the interest that could theoretically be foregone. Capitalization of interest on investments is accounted for under the equity method and commences when the investee has spent its first dollar on a qualifying asset. Thereafter, the investor capitalizes interest on the full amount invested, loaned and advanced to the investee even though such amounts may be greater than the investee’s accumulated qualifying expenditures until the investee begins its planned principal operations.

Under Indonesian GAAP, the balance of investment in associated companies is carried in the consolidated balance sheet at the lower of the equity-accounted amount and their recoverable amount, and the Company’s pro-rata share of net profit (loss) of associates is included in income. Under U.S. GAAP, the balance of investment in associated companies is carried in the consolidated balance sheet at the net of the equity-accounted amount and the Company’s pro-rata share of net profit (loss) in associated companies is included in income. However, any loss in value of an investment which is other than a temporary decline should be recognized in the current year income of the occurrence without considering the Company’s pro-rata shares of net profit (loss) in associated companies.

e.	Restructuring under common control

Under Indonesian GAAP, any difference between the transfer price and the book value of each restructuring transaction between entities under common control should be recorded in the account “Differences in the value of restructuring transactions between entities under common control” as a component of equity. Under U.S. GAAP, common control transactions are recorded at historical cost. Since AIL was at development stage, the dilution from the injection of capital by LMGT Holding (ACeS) Inc. would be accounted for as an equity transaction and recorded as Additional Paid-In Capital. The recording of the dilution as an equity transaction would result in the same shareholders’ equity balance as it is accounted for under Indonesian GAAP.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

35.	RECONCILIATION OF NET LOSS AND SHAREHOLDERS’ EQUITY/(CAPITAL DEFICIENCY) DETERMINED UNDER INDONESIAN GAAP AND U.S. GAAP

The following is a summary of the significant adjustments to net loss for the years ended December 31, 1998, 1999, 2000 and 2001 and to shareholders’ equity as of December 31, 1998, 1999, 2000 and 2001 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the consolidated financial statements.

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Net loss as reported in the consolidated statements of loss prepared under Indonesian GAAP	(38,362,271)	(51,629,448)	(72,955,708)	(195,761,101)

U.S. GAAP adjustments:
Increase (decrease) due to:
Amortization of stock issuance cost	1,416,266	1,451,185	1,433,726	716,862
Adjustments to equity in net losses of investees	—	4,775	(64,727)	66,851,876
Interest capitalized to investment	22,071,508	18,595,107	—	—
Written down the value of investment in associated companies	—	—	—	(117,834,404)

Net adjustments	23,487,774	20,051,067	1,368,999	(50,265,666)

Net loss in accordance with U.S. GAAP	(14,874,497)	(31,578,381)	(71,586,709)	(246,026,767)

Basic loss per share	(0.19)	(0.40)	(0.91)	(3.12)

Diluted loss per share	(0.19)	(0.40)	(0.91)	(3.12)

Basic loss per ADS (three shares per ADS)	(0.57)	(1.20)	(2.73)	(9.36)

Diluted loss per ADS (three shares per ADS)	(0.57)	(1.20)	(2.73)	(9.36)

Under Indonesian law, there is no difference in the legal treatment of shareholders subscribing to unpaid shares versus fully paid shares. The weighted average shares outstanding are:

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Basic weighted average shares outstanding	78,785,732	78,785,732	78,785,732	78,785,732
Diluted weighted average shares outstanding	78,785,732	78,785,732	78,785,732	78,785,732

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

35.	RECONCILIATION OF NET LOSS AND SHAREHOLDERS’ EQUITY/(CAPITAL DEFICIENCY) DETERMINED UNDER INDONESIAN GAAP AND U.S. GAAP (continued)

	1999 As Restated (Note 38)	2000	2001
Shareholders’ equity/(capital deficiency) as reported in the consolidated balance sheets prepared under Indonesian GAAP	21,132,431	(50,740,328)	(246,435,090)

U.S. GAAP adjustments:
Increase (decrease) due to:
Changes in equity of associated company	138,079	138,079	138,079
Stock issuance cost	(7,168,627)	(7,168,627)	(7,168,627)
Amortization of stock issuance cost	5,018,039	6,451,765	7,168,627
Adjustments to equity in net loss of investees	2,224,082	2,159,355	69,011,231
Interest capitalized to investment	48,903,217	48,903,217	48,903,217
Restructuring entities under common control	(218,123)	(218,123)	(218,123)
Written down the value of investment in associated companies	—	—	(117,834,404)

Net adjustments	48,896,667	50,265,666	—

Shareholders’ equity/(capital deficiency) in accordance with U.S. GAAP	70,029,098	(474,662)	(246,435,090)

With regard to the consolidated balance sheets and statements of profit and loss, the following significant captions determined under U.S. GAAP would have been:

	1999 As Restated (Note 38)	2000	2001
Consolidated balance sheets
Current assets	27,114,920	12,700,722	13,826,481
Total assets	366,269,454	316,645,975	80,656,306
Current liabilities	276,867,075	297,724,974	176,905,773
Total liabilities	276,867,075	297,764,176	327,091,396

	1998 As Restated (Note 38)	1999 As Restated (Note 38)	2000	2001
Consolidated statements of profit and loss
Operating loss	(9,243,430)	(21,922,364)	(17,193,754)	(95,424,511)
Loss before provision for income tax	(14,798,938)	(31,562,813)	(71,603,529)	(265,383,228)

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

36.	FAIR-VALUE OF FINANCIAL STATEMENTS AND COMPREHENSIVE LOSS

a.	Fair-value of financial statements

The Company values its financial instruments as required by SFAS 107 “Disclosures about Fair Values of Financial Instruments”. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and short-term investments

The carrying amount approximates fair value.

•	Bank loans

The carrying amount of bank loans as of December 31, 1999 and 2000 was considered generally equal to their fair value. The fair value of bank loans as of December 31, 2001 includes the effect of debt restructuring that was completed in 2003.

•	Loan from financial institution

The carrying value of loan from financial institution in 1999, 2000 and 2001 was generally considered to equal their fair value.

•	Accrued interest of bank loan, loan from financial institution, bonds and amounts due to satellite contractors

The carrying value of accrued interest of bank loans, loan from financial institution, bonds and amounts due to satellite contractors as of December 31, 1999 and 2000 was generally considered to equal their fair value. The fair value of accrued interest of bank loan, loan from financial institution, bonds and amounts due to satellite contractors as of December 31, 2001 includes the effect of debt restructuring that was completed in 2003.

•	Amounts due to satellite contractors

The carrying value of amounts due to satellite contractors in 1999, 2000 and 2001 was generally considered to equal their fair value.

The estimated fair value of the Company’s financial instruments were as follows:

	1999-As Restated (Note 38)		2000		2001
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	21,680,148	21,680,148	9,532,861	9,532,861	2,341,060	2,341,060
Short-term investments	311,430	311,430	253,903	253,903	234,699	234,699
Bank loans	164,547,655	164,547,655	164,547,655	164,547,655	213,000,000	153,607,205
Loan from financial institution	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000	30,000,000
Accrued interest of bank loan, loan from financial institution, bonds and amounts due to satellite contractors	56,658,567	56,658,567	78,073,207	78,073,207	56,185,439	11,747,189
Amounts due to satellite contractors	19,891,140	19,891,140	17,279,596	17,279,596	17,279,596	17,279,596

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

36.	FAIR-VALUE OF FINANCIAL STATEMENTS AND COMPREHENSIVE LOSS (continued)

b.	Comprehensive loss

Comprehensive loss, net of tax, as determined under U.S. GAAP, which is the change in equity that results from revenue, expenses, gains and losses during a period, for the years ended December 31, 1998, 1999, 2000 and 2001 amounted to US$14,874,497, US$31,578,381, US$71,586,709 and US$246,026,767, respectively, which was the same as the consolidated net loss as reported in accordance with U.S. GAAP.

37.	SUBSEQUENT EVENTS

a.	Bonds held by IBRA

On April 4, 2002, IBRA confirmed to the Company that effective December 1, 2001, all IBRA’s rights in respect of bonds issued by the Company in accordance with the Bonds Issuance Agreement were transferred to AAA (Note 19e).

b.	Repurchase of Bonds

On May 31, 2002, the Company and ECB Investment Labuan Limited (“EILL”), a Malaysian based Company, entered into a Participation Agreement. Pursuant to the Participation Agreement, the Company agreed to purchase from EILL a portion of the bonds, which had previously been sold by AAA to a consortium led by Credit Suisse First Boston International, and which were subsequently purchased by EILL. Payment for the purchase of the bonds was made by the Company through the transfer of the Company’s investment in PT Panca Global Securities with a total book value of US$6,211,800 on June 6, 2002 and a cash payment on June 12, 2002 amounting to US$168,200 (Note 9a).

c.	Liquidation of PSNFBV

On June 3, 2002, PSNFBV, a subsidiary, was liquidated under Netherlands law in accordance with the resolution of the shareholders general meeting on June 12, 2001.

d.	Memorandum of Understanding for the Restructuring of Bonds Payable

On various dates during 2002 and 2003 the Company and the bondholders signed a Memorandum of Understanding (“MoU”) where it was agreed that the outstanding bonds payable amounting to US$213,000,000 plus accrued interest were to be restructured and converted to new facilities. The new facilities are to be categorized as Tranche A and Tranche B facilities, with the terms and conditions as indicated below. The MoU is deemed effective October 31, 2002.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

37.	SUBSEQUENT EVENTS (continued)

d.	Memorandum of Understanding for the Restructuring of Bonds Payable (continued)

The significant terms of the restructuring as defined in the MoU and Term Sheets attached thereto are as follows:

(i)	Tranche A facility: US$149,500,000, consists:

•	Discount at the amount of US$59,392,795 being an amount equal to 39.73% of the total tranche A facility;

•	Conversion of the amount of US$12,000,000, being an amount equal to 8.03% of the total tranche A facility, into 17,850,968 new shares of the Company; and

•	Conversion of the amount of US$78,107,205, being an amount equal to 52.24% of the total tranche A facility, into:

(a)	11 series of secured notes to be issued by the Company for the interest of Tranche A Secured Creditors, amounting to US$581,783 - US$2,859,188 with the maturity date from December 10, 2002 up to December 10, 2005.

The secure notes will be non-interest bearing notes.

(b)	A subordinated unsecured note of the amount of US$60,000,000.

The subordinated unsecured note will be a non-interest bearing note and will be repaid as and when the entire payment obligation to the secured creditors has been discharged.

(ii)	Tranche B facility: US$62,497,368, consists of:

•	Tranche B1 facility:

US$11,810,526, being an amount equal to 100.00% of the total payment obligations of the Company to Tranche B1 Creditors (“Tranche B1 Obligation”) will be converted into 10 notes to be issued by the Borrower. The amount of the notes are 1% - 22% of Tranche B1 Obligation with the maturity date from December 30, 2004 up to June 30, 2009.

•	Tranche B2 facility:

US$50,686,842, being an amount equal to 100.00% of the total payment obligations of the Company to Tranche B2 Creditors (“Tranche B2 Obligation”) will be converted into 10 loans, the principal amount of which will be repaid in the 10 repayments date starting from December 30, 2004 up to June 30, 2009 with the repayments amount of 1% - 22% of Tranche B2 Obligation.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

37.	SUBSEQUENT EVENTS (continued)

d.	Memorandum of Understanding for the Restructuring of Bonds Payable (continued)

(iii)	Upfront cash payment of a total amount of US$1,002,632 will be paid to the relevant Tranche B1 creditors and Tranche B2 creditors, proportionally, as follows:

(a)	Initial upfront cash payment of US$334,211 which will be paid on the effective date; and

(b)	Five monthly payments starting from 30 calendar days after the initial payment, each in the amount of US$133,684, which will be evidenced by the promissory notes to be issued by the Company to the relevant Tranche B1 creditors and Tranche B2 creditors.

(iv)	The interest rate that will apply for notes under the Tranche B1 obligation and loans under Tranche B2 obligation shall be a stepped up rate from 3.00% up to 11.00% per annum.

(v)	Interest will be paid quarterly in arrears on March 30, June 30, September 30 and December 30, except for the interest period of November 1, 2002 through December 31, 2002, which will be paid to the Tranche B1 creditors and the Tranche B2 creditors on the date when the creditors and the Company have executed a MoU which states the principal agreement to the term sheet.

(vi)	A penalty will be charged on scheduled interest payments and/or scheduled principal` repayments, which are not paid when due at a rate equal to the applicable interest rate plus 2.00% per annum. Unless defined in the MoU and term sheets, all creditors agreed to waive any deviation or infringement or default of the borrower and/or forgo all the borrower’s obligations under the Bonds Issuance Agreement and its amendment.

e.	Stand Still Agreement

In 2003, the Company, Philippines Long Distance Telephone Company (“PLDT”) and Jasmine Overseas International Company Limited (“Jasmine”) entered into a stand still agreement with AIL, in order to suspend certain terms of the Airtime Purchase Agreements (“Original ATPA”) dated March 12, 1997 (as amended on December 29, 1998) previously entered by AIL. The Company, PLDT and Jasmine are negotiating a comprehensive revision of the Original ATPA.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

37.	SUBSEQUENT EVENTS (continued)

e.	Stand Still Agreement (continued)

Under the terms of the agreement, the Company, PLDT, and Jasmine agreed with AIL as follows:

•	AIL shall temporarily suspend the application and enforcement of Minimum Airtime Payment and Supplemental Airtime Payment of the Original ATPA;

•	AIL shall provide the Company, PLDT and Jasmine with unlimited use of airtime during each of the months of the Standstill Period in exchange for a fixed fee, payable monthly up-front, as set forth in the agreement;

•	The current marketing assistance program provided by AIL shall be deemed to have ceased as of December 31, 2002. Any future marketing assistance program shall be at AIL’s sole discretion;

•	The Company, PLDT and Jasmine shall purchase the minimum monthly quantity of fixed satellite phone units from AIL as set forth in the agreement; and

•	Both PLDT and the Company shall assist AIL in identifying alternative sources for the funding of any expansion or other strategic initiatives, or any change of business plan which shall be determined by the Board of Directors of AIL to be in the best interests of AIL.

The agreement shall be retroactively effective as of January 1, 2003 and shall continue to be effective throughout the standstill period through December 31, 2003.

Pursuant to the agreement, the Company, PLDT and Jasmine are required to pay an annual fixed amount of US$3,800,000, US$3,800,000 and US$3,200,000, respectively, for the airtime used by them during the standstill period. Further, the Company and PLDT are also required to purchase from AIL, a minimum of 8,000 units and 13,750 units of satellite fixed phones, respectively, at a price per unit of US$395 for purchases before March 31, 2003 and the price per unit after March 31, 2003 shall not exceed the sum of AIL’s acquisition costs plus other costs required to assemble and deliver the satellite fixed phones.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS

Subsequent to the issuance of our consolidated financial statements for the years ended December 31, 1998 and 1999, we made adjustments to certain items in the previously issued financial statements. These adjustments have been reflected in the accompanying consolidated financial statements and are summarized as follows:

a.	Adjustments related to items in the statements of profit and loss

Revenue recognition

In the audited consolidated financial statements previously issued, revenue from lease of transponders was recorded based on contractual agreements without taking into account certain accounting principles for leases and barter agreements:

•	In the audited consolidated financial statements previously issued, revenue from lease of transponders was recognized based on the contractual amounts that escalated from year to year and not on the straight-line basis. This resulted in revenue from lease transponder leases being understated by US$966,667 (1998) and US$741,544 (1999) and the 1998 beginning balance of accumulated losses being overstated by US$2,160,000.

•	In the 1998 and 1999 audited consolidated financial statements previously issued, revenue from lease of transponders included some revenue that was bartered against advertisement services from a lessee that experienced payment problems. In the restated 1998 and 1999 consolidated financial statements, only the portion of contracts with this lessee for which the collectibility can be reasonably assured is recognized as revenue. The adjustments in respect to this revenue recognition method, resulted in a revenue reduction of US$28,424 and US$305,333 in 1998 and 1999 respectively.

Depreciation expenses

In the audited consolidated financial statements previously issued, depreciation expenses of Palapa C1 satellite and Aguila II satellite were overstated by US$1,179,307 and US$1,227,626 in 1998 and overstated by US$1,538,247 and US$1,227,627 in 1999. The overstatement of depreciation of the Palapa C1 satellite relates to the incorrect capitalization of several items (see below). The overstatement of depreciation of the Aguila II satellite relates to the incorrect interpretation of PSAK No 16 regarding “Accounting for Fixed Assets” and APB 29 of U.S. GAAP regarding “Accounting for Non-monetary Transactions”.

Foreign exchange losses

In the 1998 and 1999 audited consolidated financial statements previously issued, capitalized foreign exchange losses amounting to US$17,025,285 and US$2,841,970 relating to swapping US Dollars loans to Rupiah loans were capitalized in the cost of Palapa C1 satellite and construction in progress of ACeS Gateway. However, we noted that this capitalization did not meet certain requirements of the ISAK 4 regarding “Alternative Treatment Permitted On Foreign Exchange Difference” and that the foreign exchange losses should be charged to the current year consolidated statements of profit and loss. The capitalization of foreign exchange losses was already reversed in the U.S. GAAP reconciliation in the audited consolidated financial statements previously issued and therefore no restatement for U.S. GAAP purposes is required in this respect.

Capitalization of contract advances and related interest to construction in progress

In the 1998 and 1999 audited consolidated financial statements previously issued, contract advances amounting to US$10,444,443 to Ericsson Mobile Communications AB (Ericsson), including the related interest in relation to the loan obtained to fund the contract advances amounting to US$2,937,333 (1998) and US$3,030,958 (1999), were capitalized in construction in progress. In 1999 an early termination contract with Ericsson was concluded and the rights attached to the payment of advances were not realizable. To reflect this early termination, a restatement of the above amounts to the 1998 and 1999 statements of profit and loss became necessary.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

a.	Adjustments related to items in the statements of profit and loss (continued)

Capitalization of interest to construction in progress

In the 1998 and 1999 audited consolidated financial statements previously issued, cumulative capitalized interest from bank loans and satellite contractors to construction in progress was understated by US$539,324 (1998) and overstated by US$3,103,714 (1999) due to use of an inappropriate method of calculating the interest that can be capitalized.

Interest and penalties from bank loans and satellite contractors

In the 1998 and 1999 audited consolidated financial statements previously issued, interest expenses and penalties of bank loans and satellite contractors were overstated by US$1,777,902 and understated by US$3,432,432, respectively, due to inaccurate calculation of accruals for interest and penalties.

Insurance expenses

In the 1998 and 1999 audited consolidated financial statements previously issued, amortization expenses relating to prepaid insurance premiums were understated by US$112,211 and overstated by US$998,166, respectively, due to inaccurate calculation of the amortization.

Consulting fees

In the 1998 audited consolidated financial statements previously issued, consulting fees were understated by US$24,524 due to inappropriate capitalization of consulting fees into construction in progress. In the 1999 audited consolidated financial statements previously issued, consulting fees were understated by US$1,105,464 due to a booking error amounting to US$1,000,000 related to consulting fees in respect to the acquisition of AIL’s shares and under recorded other consulting fees of US$105,464.

Income taxes

In the 1998 and 1999 audited consolidated financial statements previously issued, deferred income tax benefits for the year 1998 were overstated by US$1,855,997. This overstatement mainly related to a booking error during the initial implementation of deferred taxes in 1999 that required the comparative financial statements for 1998 to be restated. This booking error involved the beginning balance of accumulated losses in 1998 and as a result, an adjustment amounting to US$1,947,377 was made to the beginning balance of accumulated losses to reverse this error in the restated financial statements for 1998 and 1999. For 1999 current tax expenses was overstated by US$277,299 and deferred income tax benefits were overstated by US$38,963.

Other taxes

In the 1998 and 1999 audited consolidated financial statements previously issued, other tax expenses and related penalties, e.g., Value Added Taxes and certain withholding taxes were understated due to incorrect calculation of the respective tax accruals. The understatements amounted to US$944,756 and US$2,178,440 in 1998 and 1999 respectively.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

a.	Adjustments related to items in the statements of profit and loss (continued)

Net equity of losses of associated companies

In the 1998 and 1999 audited consolidated financial statements previously issued, net equity of losses of associated companies were overstated by US$162,600 and US$299,193, respectively, due to inaccurate calculation.

Minority interest

In the 1998 and 1999 audited consolidated financial statements previously issued, the share of losses of minority interest were overstated due to inaccurate calculation. The 1998 and 1999 were restated for US$80,806 and US$79,938, respectively, to account for the relating adjustments.

Others

Subsequent to issuing the 1998 and 1999 consolidated financial statements, minor adjustments to certain items, primarily related to bank charges, telecommunication rights, provision for doubtful accounts and interest income were posted.

The effects of the above restatements on net loss and net loss per share are as follow:

Reconciliation of net loss in the previously issued financial statements and the restated net loss:

	1998	1999
Net loss as previously reported	(21,193,473)	(30,531,271)

Revenue	938,243	436,211
Depreciation expenses of:
Palapa C1 satellite	1,179,307	1,538,247
Aguila II satellite	1,227,626	1,227,627
Foreign exchange losses	(17,025,285)	(2,841,970)
Reversal of capitalization of contract advances and related interest to construction in progress	(2,937,333)	(13,475,401)
Interest expenses	2,317,226	(6,536,146)
Insurance expenses	(112,211)	998,166
Consulting fee	(24,524)	(1,105,464)
Income taxes	(1,855,997)	238,336
Other taxes	(944,756)	(2,178,440)
Minority interest	(80,806)	(79,938)
Share of losses of associated companies	162,600	299,193
Others	(12,888)	381,402

	(17,168,798)	(21,098,177)

Net loss, as restated	(38,362,271)	(51,629,448)

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

Reconciliation of loss per share in the previously issued financial statements and the restated loss per share:

	1998	1999
Shares issued and fully paid	78,785,732	78,785,732

Loss per share, as previously reported	(0.2690)	(0.3875)
Loss per share impact of restated items:

Revenue	0.0119	0.0055
Depreciation expenses of:
Palapa C1 satellite	0.0150	0.0195
Aguila II satellite	0.0156	0.0156
Foreign exchange losses	(0.2161)	(0.0361)
Reversal of capitalization of contract advances and related interest to construction in progress	(0.0373)	(0.1710)
Interest expenses	0.0294	(0.0830)
Insurance expenses	(0.0014)	0.0127
Consulting fee	(0.0003)	(0.0140)
Income taxes	(0.0236)	0.0030
Other taxes	(0.0120)	(0.0277)
Minority interest	(0.0010)	(0.0010)
Share of losses of associated companies	0.0021	0.0038
Others	(0.0002)	0.0049

	(0.2179)	(0.2678)

Loss per share as restated	(0.4869)	(0.6553)

b.	Adjustments related to the U.S. GAAP reconciliation only

Interest to be capitalized for Investment under Equity Method

In the 1998 and 1999 audited consolidated financial statements previously issued, the reconciliation for Indonesian to U.S. GAAP (Note 35) did not include the capitalization of interest in respect to the Company’s loans relating to an investment in an associated company (“the investee”) that had activities in progress necessary to commence its planned principal operations and the investee was using the funds to acquire qualifying assets for its operations.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

b.	Adjustments related to the U.S. GAAP reconciliation only (continued)

The restatements in the 1998 and 1999 consolidated financial statements required in this respect include the capitalization of interest from loans related to the investment in the associated company amounting to US$22,071,508 and US$18,595,107, respectively, and the capitalization of interest amounting to US$8,236,602 for periods prior to 1998 as a correction on the 1998 beginning balance of accumulated losses.

c.	Adjustments relating to shareholders’ equity

Adjustment relating to opening accumulated losses

With respect to the opening balance of accumulated losses, we made the following adjustments:

i)	In periods prior to 1998, revenue from contracts for long-term lease of transponders was recognized based on the contractual amounts that escalated from year to year and not on the straight-line basis. An adjustment to the beginning balance of accumulated losses amounting to US$2,160,000 was made in this respect;

ii)	In 1997 two transponders of the Aguila II satellite were acquired through a “non monetary transaction”. The two transponders and a related extraordinary gain were both recorded at US$14,731,517. However, APB 29, which is substantially similar with Indonesian GAAP in this respect, indicates that if the fair value of the asset transferred nor the fair value of the asset received is not determinable within reasonable limits, the recorded amount of the non-monetary asset transferred may be the only available measure of the transaction. As the recorded amount of the asset transferred was zero, an adjustment to Property, plant and equipment and beginning balance of accumulated losses amounting to US$14,731,517 was booked in the restated consolidated financial statements;

iii)	Prior to 1998, depreciation expenses of certain property, plant and equipment including Palapa C1 satellite and telecommunication equipments were not calculated accurately resulting in an understatement of accumulated depreciation expenses amounting to US$365,639. This balance has been adjusted to the beginning balance of accumulated losses; and

iv)	A booking error during the initial implementation of deferred taxes in 1999 that required the comparative financial statements for 1998 to be restated, involved the beginning balance of accumulated losses in 1998. As a result, an adjustment amounting to US$1,947,377 was made to the beginning balance of accumulated losses in 1998 to reverse this booking error in the restated financial statements for 1998 and 1999 (Note 38a).

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

The effects of the above restatements on shareholders’ equity are as follow:

Reconciliation of shareholders’ equity in the previously issued financial statements and the restated shareholders’ equity:

	1998	1999
Shareholders’ equity as previously reported	100,587,443	71,105,623

Adjustments to current year’s net loss	(17,168,798)	(21,098,177)
Adjustments affecting prior year’s net loss	—	(17,168,798)
Adjustments to beginning balance accumulated losses January 1, 1998:
Income tax benefit	1,947,377	1,947,377
Accumulated depreciation of Palapa C1 satellite and telecommunication equipments	(365,639)	(365,639)
Cancellation of extraordinary gain (Cost of Aguila II satellite)	(14,731,517)	(14,731,517)
Revenue from lease transponders	2,160,000	2,160,000
Adjustment related to shareholders’ equity	(206,098)	(716,438)

Shareholders’ equity as restated	72,222,768	21,132,431

d.	Reclassifications

Subsequent to issuing the 1998 and 1999 financial statements, certain accounts were reclassified to conform with Indonesian GAAP and U.S. GAAP presentation requirements. These reclassifications did not affect net loss in the years presented. The following items discuss the significant reclassifications that have been made:

Short-term investment

Time deposits with maturities of less than three months totaling US$1,476,697 were presented as short-term investment in the previously issued consolidated financial statements for the year 1999. These deposits have been reclassified to cash and cash equivalents in the restated 1999 consolidated financial statements.

Loans

Loans in default amounting to US$30,000,000 were presented as non-current in the previously issued consolidated financial statements for the year 1999. These default loans have been reclassified to current liabilities in the restated consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

d.	Reclassifications (continued)

Difference in the value of restructuring transactions between entities under common control

The difference between book value of the investment in PT ACeS, which was sold to PSN Labuan, and the transfer price of the shares of PSN Labuan received in return, amounted US$3,018,885. This amount was presented as part of Paid-in Capital In Excess Of Par Value in the previously issued consolidated financial statements. This amount has been reclassified as Difference In The Value Of Restructuring Transactions Between Entities Under Common Control in the restated consolidated financial statements.

Change in value of equity of associated companies

The changes in value of the Company’s share in the equity of AIL, an associated company, as the result of the issuance of new shares by AIL, amounted to US$14,324,344. This amount was presented as part of Paid-in Capital In Excess Of Par Value in the previously issued consolidated financial statements and has been reclassified to Difference Arising From Transactions Resulting In Changes In The Equity Of Subsidiary/Associated Companies.

Gain from early termination of contracts

Gain from early termination of lease transponders contracts with lessees were presented as Extraordinary Gain in the previously issued consolidated financial statements. These gains have been reclassified to Other Income in the restated consolidated financial statements.

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

The effects of the above reclassification and the comparative consolidated balance sheets as of December 31, 1999 and statements of net loss for the years 1998 and 1999 are as follow:

	1999
	As Previously Reported	As Restated
ASSETS

CURRENT ASSETS
Cash and cash equivalents	20,203,451	21,680,148
Short-term investments	1,788,127	311,430
Accounts receivable – net Third parties	753,210	786,335
Due from related parties	—	42,656
Prepaid taxes	—	333,948
Other current assets	4,446,389	3,960,403

TOTAL CURRENT ASSETS	27,191,177	27,114,920

NON-CURRENT ASSETS
Investments in associates	117,724,988	117,516,805
Property, plant and equipment – net	207,720,917	158,299,823
Deferred tax assets	73,284	—
Other non-current assets	13,765,025	14,441,239

TOTAL NON-CURRENT ASSETS	339,284,214	290,257,867

TOTAL ASSETS	366,475,391	317,372,787

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

	1999
	As Previously Reported	As Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT LIABILITIES
Trade payables	564,062	693,685
Accruals	57,812,743	57,957,028
Taxes payable	654,163	2,573,184
Amounts due to satellite contractors	21,187,140	19,891,140
Deferred revenues	43,787	43,787
Other payables	670,351	608,963
Subscriptions payable	—	500,000
Customers’ deposits	—	51,633
Current portion of long-term loans	164,547,655	194,547,655

TOTAL CURRENT LIABILITIES	245,479,901	276,867,075

NON-CURRENT LIABILITIES
Subscriptions payable	500,000	—
Customers’ deposits	51,633	—
Long-term loans - net of current portion	30,000,000	—

TOTAL NON-CURRENT LIABILITIES	30,551,633	—

TOTAL LIABILITIES	276,031,534	276,867,075

MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	19,338,234	19,373,281

SHAREHOLDERS’ EQUITY
Share capital	8,938,952	8,938,952
Paid-in capital in excess of par value	116,457,141	98,607,964
Differences in the value of restructuring transactions between entities under common control	—	3,018,885
Differences arising from transactions resulting in changes in the equity of subsidiary/associated companies	—	14,324,344
Paid-in capital - stock option plan	2,951,329	2,732,850
Deferred compensation	(7,989)	—
Accumulated losses	(57,233,810)	(106,490,564)

TOTAL SHAREHOLDERS’ EQUITY	71,105,623	21,132,431

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	366,475,391	317,372,787

PT PASIFIK SATELIT NUSANTARA AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1999, 2000 and 2001

(Expressed in US Dollars, unless otherwise stated)

38.	RESTATEMENT OF PRIOR YEARS’ FINANCIAL STATEMENTS (continued)

	1998		1999
	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	8,854,823	9,664,166	7,982,419	8,412,797
Cost of revenues	(14,291,412)	(12,159,105)	(12,664,362)	(21,062,375)

Gross loss	(5,436,589)	(2,494,939)	(4,681,943)	(12,649,578)

Operating expenses:

General and administrative	(7,035,063)	(8,164,757)	(8,571,711)	(10,723,971)

Operating loss	(12,471,652)	(10,659,696)	(13,253,654)	(23,373,549)

Other income/(expenses):
Interest income	1,221,083	1,204,676	1,501,512	1,641,384
Interest expenses and other financing charges	(25,716,205)	(23,732,082)	(28,336,353)	(30,698,195)
Equity in net loss of associated companies	(1,794,230)	(1,631,630)	(1,865,237)	(1,566,045)
Foreign exchange gains/ (losses) - net	(898,714)	(20,154,160)	322,693	(10,825,088)
Gain from early termination of contracts	—	16,508,900	—	—
Gain from insurance and warranty claims	—	—	12,048,966	13,022,136
Others - net	225,001	177,280	(775,232)	185,477

Other income/(expenses) - net	(26,963,065)	(27,627,016)	(17,103,651)	(28,240,331)

NET LOSS BEFORE CORPORATE INCOME TAX	(39,434,717)	(38,286,712)	(30,357,305)	(51,613,880)

Extraordinary gain	16,380,000	—	—	—

Corporate income tax (expense)/benefit
Current	—	—	(277,299)	—
Deferred	1,855,997	—	38,963	—

NET LOSS BEFORE MINORITY INTEREST IN NET LOSS/(PROFIT) OF CONSOLIDATED SUBSIDIARIES	(21,198,720)	(38,286,712)	(30,595,641)	(51,613,880)

Minority interest in net loss/(profit) of consolidated subsidiaries	5,247	(75,559)	64,370	(15,568)

NET LOSS	(21,193,473)	(38,362,271)	(30,531,271)	(51,629,448)

NET LOSS PER SHARE
Basic	(0.27)	(0.49)	(0.39)	(0.66)
Diluted	—	(0.49)	—	(0.66)

NET LOSS PER ADS
Basic	(0.81)	(1.47)	(1.17)	(1.98)
Diluted	—	(1.47)	—	(1.98)